EXHIBIT 99.1

RENEWAL ANNUAL INFORMATION FORM

March 22, 2005

Trizec Canada Inc.	i	Renewal Annual Information Form

FORWARD LOOKING STATEMENTS

Trizec Canada Inc.’s Management’s Discussion and Analysis and Annual Information Form contain forward-looking statements relating to its business and financial outlook, which are based on its current expectations, estimates, forecasts and projections. These statements are not guarantees of future performance and involve risks, uncertainties, estimates and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from those expressed in these forward-looking statements. Readers, therefore, should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date on which such statement is made and Trizec Canada undertakes no obligation to update any such statement to reflect new information, the occurrence of future events or circumstances or otherwise. A number of important factors could cause actual results to differ materially from those indicated by the forward-looking statements. Included among these factors are changes in general economic conditions, including changes in the economic conditions affecting industries in which Trizec Canada’s principal tenants compete, its ability to timely lease or re-lease space at current or anticipated rents, its ability to achieve economies of scale over time, the demand for tenant services beyond those traditionally provided by landlords, changes in interest rates, changes in operating costs, changes in environmental laws and regulations and contamination events, the occurrence of uninsured or underinsured events, its ability to attract and retain high-quality personnel at a reasonable cost in a highly competitive labour environment, future demand for its debt and equity securities, its ability to refinance its debt on reasonable terms at maturity, its ability to complete current and future development projects on time and on schedule, the possibility that income tax treaties may be renegotiated, with a resulting increase in the withholding taxes, market conditions in existence at the time it sells assets, the possibility of change in law adverse to Trizec Canada, and joint venture and partnership risks. Such factors include those set forth in more detail in the Risk Factors section in this Annual Information Form.

Trizec Canada Inc.	ii	Renewal Annual Information Form

2004 FINANCIAL AND OPERATING HIGHLIGHTS

Year Ended December 31
(US$ millions, except per share amounts)	2004	2003(1)

Revenue	$7.9	$40.3

Share of earnings of Trizec Properties	$24.8	$59.6

Income from continuing operations	$67.2	$122.6

Discontinued operations	$23.9	$15.0

Net income	$91.1	$137.6

Income per share
Basic and diluted
Continuing operations	$1.12	$2.05

Discontinued operations	$0.40	$0.25

Net Income	$1.52	$2.30

As at December 31
(US$ millions)	2004	2003(1)

Total assets	$1,384.0	$1,386.9

Total liabilities	$922.2	$958.9
Shareholders’ equity	461.8	428.0

	$1,384.0	$1,386.9

(1)	Financial information as at and for the year ended December 31, 2003 have been restated as a result of the adoption of the Canadian Institute of Chartered Accountants Accounting Guideline Number 15 (see “Accounting Change”). In addition, certain comparatives have been reclassified to the current presentation of discontinued operations.

GENERAL

     In this Annual Information Form, unless otherwise indicated, all dollar amounts are expressed in United States dollars and references to “US$” or “$” are to United States dollars. References to “C$” are to Canadian dollars. The terms “Trizec Canada” and the “Corporation” refer to Trizec Canada Inc. and its consolidated subsidiaries, the successor ultimate parent company to Trizec Hahn Corporation (“TrizecHahn”). Effective for the annual financial statements for the year ended December 31, 2004, Trizec Canada accounts for its investment in Trizec Properties, Inc., a U.S. real estate investment trust in which Trizec Canada has an approximate 39% interest, using the equity method of accounting (see “Accounting Change”). For periods prior to May 8, 2002, references to “the Corporation” or “Trizec Canada” refer to TrizecHahn, which became a wholly-owned subsidiary of Trizec Canada on May 8, 2002.

     All financial statements and financial data derived therefrom presented in this Annual Information Form and in the documents incorporated by reference herein have been prepared and presented in US$ in accordance

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with Canadian generally accepted accounting principles (“Canadian GAAP”). Unless otherwise indicated, the statistical, operating and financial information contained herein is presented for the year ended and as at December 31, 2004.

     Incorporated herein by reference is the Corporation’s Management’s Discussion and Analysis of operations and financial condition (“Management’s Discussion and Analysis” or “MD&A”), for the year ended December 31, 2004.

OVERVIEW

     Trizec Canada is primarily engaged in the U.S. real estate business through its approximately 39% interest in Trizec Properties, a publicly-traded U.S. office real estate investment trust, or REIT. Trizec Properties is one of the largest owners and managers of commercial property in the United States, with owned interest in and management of 52 U.S. office properties containing approximately 37.3 million square feet, or approximately 33.8 million square feet based upon Trizec Properties’ pro rata ownership interests. Its office properties are concentrated in seven core markets in the United States: Atlanta, Chicago, Dallas, Houston, Los Angeles, New York, and Washington, D.C.

     Trizec Canada’s subordinate voting shares trade on the Toronto Stock Exchange under the symbol TZC.SV. Trizec Properties’ common stock trades on the New York Stock Exchange under the symbol TRZ. Trizec Properties’ Form 10-K for the year ended December 31, 2004, including its consolidated financial statements, was filed with the United States Securities and Exchange Commission on March 11, 2005, and is included in its 2004 Annual Report to Shareholders. Trizec Properties’ Form 10-K does not form part of this Annual Information Form.

     On May 8, 2002, TrizecHahn completed a Plan of Arrangement (the “Arrangement”) under Canadian law that resulted in Trizec Properties, which owned all of TrizecHahn’s U.S. assets and certain non-U.S. assets, becoming a publicly-traded U.S. REIT. On April 23, 2002, all classes of TrizecHahn’s shareholders approved the Arrangement, and on April 29, 2002, the Superior Court of Justice of Ontario gave final approval to the Arrangement.

     As a consequence of the Arrangement, TrizecHahn became an indirect wholly-owned subsidiary of Trizec Canada. Trizec Canada was incorporated on January 29, 2002 and did not conduct business operations prior to May 8, 2002. Trizec Canada is a mutual fund corporation under Canadian tax rules. The Arrangement was structured with the objective of achieving economic equivalence between a Trizec Canada Share and a share of Trizec Properties Common Stock. As a result of completion of the Arrangement, Trizec Canada indirectly owns approximately 39% of the shares of Trizec Properties Common Stock, representing one share of Trizec Properties Common Stock for each outstanding Trizec Canada Subordinate Voting Share and Multiple Voting Share (collectively, the “Trizec Canada Shares”). It is intended that Trizec Canada will, until at least November 2007, pay the same dividend per Trizec Canada Share as Trizec Properties pays per share of Trizec Properties Common Stock. In addition, as a consequence of the Arrangement, Trizec Canada indirectly owns all of the Trizec Properties Special Stock and Trizec Properties Convertible Stock. As a result of holding all of Trizec Properties Special Stock, the Corporation controls a majority of votes in elections of the Trizec Properties’ board of directors.

     Immediately after May 8, 2002, certain former holders of TrizecHahn subordinate voting shares, representing approximately 60% of the outstanding TrizecHahn shares, owned approximately 60% of the Trizec Properties Common Stock which they acquired in exchange for TrizecHahn subordinate voting shares.

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ACCOUNTING CHANGE

     During the fourth quarter of 2004, Trizec Canada adopted Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline 15 (“AcG-15”) “Consolidation of Variable Interest Entities” for its annual reporting, beginning with its annual financial statements for the year ended December 31, 2004. The purpose of AcG-15 is to provide guidance as to when a corporation includes the assets, liabilities and results of operations of a variable interest entity in its consolidated financial statements. As a result of applying the provisions of AcG-15, Trizec Canada no longer fully consolidates the assets, liabilities and results of operations of Trizec Properties, but accounts for its investment using the equity method of accounting whereby Trizec Canada’s share (approximately 39%) of the net assets of Trizec Properties is presented on Trizec Canada’s balance sheet under the caption “Investment in Trizec Properties”. In addition, Trizec Canada’s share of the earnings of Trizec Properties (approximately 39%) is presented in Trizec Canada’s Income statement as “Equity earnings of Trizec Properties”. In accordance with the transitional provisions of the guideline, the Corporation has chosen to restate prior periods.

     The information presented in this Annual Information Form also reflects this change in accounting method. Discussion of the Corporation’s business that is conducted through Trizec Properties has been presented separately and is discussed in the section “Investment in Trizec Properties, Inc.” Other sections of this Annual Information Form discuss the portion of the business conducted directly by Trizec Canada and its consolidated subsidiaries.

THE CORPORATION

Incorporation and History

     Trizec Canada Inc. was incorporated under the Canada Business Corporations Act on January 29, 2002. By certificate and articles of amendment dated March 11, 2002, the articles of the Corporation were amended to remove its existing classes of shares and to create a class of subordinate voting shares and a class of multiple voting shares with 50 votes per share.

     By a certificate and articles of arrangement dated May 8, 2002, the Arrangement became effective (see “Overview”). Pursuant to the Arrangement, on May 8, 2002, the Corporation issued Subordinate Voting Shares and Multiple Voting Shares to former shareholders of TrizecHahn.

     In July 1994, TrizecHahn (then known as The Horsham Corporation) acquired 48% of Trizec Corporation Ltd. (“Trizec”), now TrizecHahn Holdings Ltd. In October 1996, TrizecHahn (then known as Horsham Corporation) acquired the remaining 52% of Trizec and changed its name to Trizec Hahn Corporation.

     The Corporation’s registered office is located at BCE Place, 181 Bay Street, Suite 3820, P.O. Box 800, Toronto, Ontario, Canada M5J 2T3.

Structure

     Substantially all of the Corporation’s business activities and assets are operated or held by its subsidiaries. The following list shows those subsidiaries with total assets that constitute more than 10% of the consolidated assets of Trizec Canada at December 31, 2004 or total revenues that constitute more than 10% of the consolidated revenues of Trizec Canada for fiscal 2004.

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	Jurisdiction of	Percentage of
Company	Organization	Ownership

615820 N.B. Inc.	New Brunswick	100%
Trizec Hahn Corporation	New Brunswick	100%
TrizecHahn Holdings Ltd.	New Brunswick	100%
TrizecHahn Office Properties Ltd.	New Brunswick	100%
TrizecHahn Holdings (Cyprus) Limited	Cyprus	100%
Emerald Blue Kft	Hungary	100%
Trizec Properties, Inc.	Delaware	39%
Trizec Holdings Operating LLC	Delaware	39%
Trizec Holdings, LLC	Delaware	39%
Trizec Realty, LLC	California	39%

     At December 31, 2004, Trizec Canada and its consolidated subsidiaries had approximately 15 employees, and Trizec Properties had approximately 740 employees.

BUSINESS AND PROPERTIES

     The following summarizes the financial position of the Corporation as at December 31, 2004 and 2003.

As at December 31
(US$ millions)	2004	2003(1)

Assets
Current assets
Cash and cash equivalents	$56.0	103.9
Restricted cash	7.9	17.8
Other assets	19.6	57.6

	83.5	179.3
Investment in Trizec Properties, Inc.	761.7	767.1
Investments and other assets	435.0	345.6
Future income taxes	103.8	94.9

	$1,384.0	1,386.9

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$31.3	68.0

Exchangeable debentures
Carrying amount	733.9	688.1
Deferred amount	157.0	202.8

	890.9	890.9

	922.2	958.9

Shareholders’ Equity
Share capital	376.5	376.5
Contributed surplus	30.2	30.2
Foreign currency translation adjustment	17.3	26.7
Retained earnings (deficit)	37.8	(5.4)

	461.8	428.0

	$1,384.0	1,386.9

(1)	Financial information as at and for the year ended December 31, 2003 have been restated as a result of the adoption of the Canadian Institute of Chartered Accountants Accounting Guideline Number (see “Accounting Change”). In addition, certain comparatives have been reclassified to the current presentation of discontinued operations.

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Monetization status

     The aggregate value of Trizec Canada’s net assets should be sufficient to fund the anticipated costs of Trizec Canada, until at least November 2007.

     During 2004, $1.1 million was received in respect of recoveries on a previous property disposition in Spain. In addition, $3.5 million was recorded with respect to further proceeds from a previous property sale in Germany.

     Effective December 31, 2003, the Corporation completed the transfer of its interest in the CN Tower back to its landlord, Canada Lands Company CLC Limited. As a result of this transaction, the Corporation recorded a pre-tax gain on sale of properties in the amount of $0.7 million. With the closing of this transaction, Trizec Canada received proceeds of approximately $39 million (C$52 million) and has substantially completed the sale of its non-U.S. assets.

     During the third quarter of 2003, Trizec Canada sold its ownership interest in TriStannifer Developments B.V. with its principal assets located in the Czech Republic, which included the Olympia Centrum retail center in Brno and a development site located outside Prague. Total consideration of approximately $24 million (€22 million) was received on the closing of separate transactions relating to each asset. The Corporation recorded a pre-tax gain of $2.5 million in connection with these transactions in the third quarter. Following this sale, all of the consolidated long-term debt at December 31, 2003 relates to Trizec Properties.

     Trizec Canada’s most significant non-U.S. real estate asset following completion of the Arrangement was its 50% interest in the TriGranit joint venture, a Hungarian-based real estate company. In the first quarter of 2003, the Corporation completed the sale of its 50% ownership interest in all of the assets of the TriGranit joint venture. The sale was executed in two separate transactions with an existing 25% TriGranit joint venture partner.

     The first transaction, which closed on February 26, 2003, involved the sale of TriGranit’s operating properties to a subsidiary of the joint venture partner for net proceeds of $109.3 million, after assumption of property level debt. The controlling shareholder of the Corporation, along with a director of the Corporation, control a company which provided to the purchasing subsidiary 50% of the permanent financing required to complete the purchase. That company now has a 50% equity interest in the purchasing subsidiary. The sale was entered into on the same terms as if the parties were unrelated.

     In the second transaction, which closed on March 24, 2003, the Corporation sold its 50% ownership interest in all of the development assets of the TriGranit joint venture to the same 25% joint venture partner. The purchase consideration for this transaction was a four-year, interest-bearing $25.5 million (€24.0 million) vendor take-back note. A price discount of $4.3 million (€4.0 million) may be applied to the note depending upon the profitability of the development assets at the end of the four-year period. No further investment in these projects is required to be made by Trizec Canada. As a result of the sales and excluding the contingent development consideration, the Corporation recorded a pre-tax gain of $47.7 million during the first quarter of 2003.

RISK FACTORS

     The following summarizes risk factors relevant to Trizec Canada.

Ability to Pay Quarterly Dividends Equivalent to Quarterly Dividends
Paid on Trizec Properties Common Stock

     While it is currently Trizec Canada’s intention to pay quarterly dividends equivalent to the quarterly dividends paid on Trizec Properties Common Stock until at least November 2007, the declaration of dividends on the Trizec Canada Shares and the amount thereof is at the discretion of the Board of Directors of Trizec Canada

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and there is no legal obligation to pay, or legal entitlement to receive, equivalent quarterly dividends. Moreover, Trizec Canada’s ability to pay equivalent quarterly dividends is dependent upon, among other things, the amount available from its Net Other Assets (being certain assets of the Corporation immediately following the Arrangement, other than shares of Trizec Properties and Barrick Gold Corporation, less certain liabilities of Trizec Canada, other than the Exchangeable Debentures previously issued by TrizecHahn) and sources of funds other than dividends received from its ownership of Trizec Properties Common Stock being sufficient to satisfy its liabilities and expenses, and the number of outstanding Trizec Canada Shares remaining not greater than the number of shares of Trizec Properties Common Stock held by Trizec Canada or its subsidiaries. For example, if Trizec Canada were to issue additional Trizec Canada Shares without acquiring an equivalent number of shares of Trizec Properties Common Stock, Trizec Canada’s ability to pay per share dividend equivalent to Trizec Properties would be impaired. Trizec Canada has no current intention to issue additional Trizec Canada Shares except upon the exercise of Trizec Canada Stock Options. Trizec Canada intends to exercise its Trizec Properties Warrants to acquire a number of additional shares of Trizec Properties Common Stock equal to the number of Trizec Canada Subordinate Voting Shares issued upon any exercise of Trizec Canada Stock Options to maintain the one-to-one relationship between the number of shares of Trizec Properties Common Stock owned by Trizec Canada and the number of outstanding Trizec Canada Shares.

     It is expected that Trizec Canada will have Net Other Assets which will permit it to fund expenses and estimated liabilities of Trizec Canada and its subsidiaries, including overhead and public company costs and interest payments on the outstanding Floating Rate Debentures Series 1991-1 and 1991-2 and the outstanding 3% Exchangeable Debentures previously issued by TrizecHahn, until at least November 2007 and redemption premiums payable if such outstanding debentures are redeemed prior to the maturity dates. No assurances can be given that Trizec Canada will have sufficient funds to satisfy such expenses from these sources. If such a shortfall occurs, Trizec Canada may not be able to pay dividends equivalent to dividends paid on Trizec Properties Common Stock until at least November 2007.

Transferability of Trizec Properties Stock

     Trizec Canada owns one share of Trizec Properties Common Stock for each outstanding Trizec Canada Share. While it is currently Trizec Canada’s intention to maintain this one-to-one relationship by maintaining its indirect ownership of such Trizec Properties Common Stock (together with the Trizec Properties Special Stock and the Trizec Properties Convertible Stock), there are no legal restrictions on the ability of the Board of Directors of Trizec Canada to authorize Trizec Canada to dispose of all or any part of its interest in Trizec Properties.

Mutual Fund Corporation Tax Related Risks

     There can be no assurance that Canadian income tax laws and the tax treatment of mutual fund corporations will not be changed in a manner which would adversely affect Trizec Canada’s shareholders. In addition, adverse tax consequences may arise to Trizec Canada’s shareholders and to Trizec Canada in the event that Trizec Canada does not qualify as, or ceases to qualify as, a “mutual fund corporation” under the Income Tax Act (Canada) including as a result of it ceasing to be maintained primarily for the benefit of persons resident in Canada for the purposes of the Income Tax Act (Canada). Trizec Canada intends to take such steps as are within its control to ensure that it qualifies as, and continues to qualify as, a mutual fund corporation.

Other Tax Related Risks

     There can be no assurance that Canadian income tax laws will not be changed in a manner which could adversely affect Trizec Canada’s ability to maintain its dividend policy or otherwise affect the value of its shares. In addition, there can be no assurance that United States federal tax laws will not be modified in a manner that could adversely affect the tax consequences of an investment in Trizec Properties.

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Controlling Shareholder

     P.M. Capital Inc., a corporation controlled by Peter Munk, Chairman of Trizec Canada, owns all the Trizec Canada Multiple Voting Shares. This shareholding enables P.M. Capital to control the election of the Board of Directors of Trizec Canada and exercise a controlling influence over the business and affairs of Trizec Canada, including any determination required to be made by shareholders of Trizec Canada with respect to business combinations involving Trizec Canada and the acquisition or disposition of all or substantially all of Trizec Canada’s assets.

     Risks related to the business of Trizec Properties are set out under the caption “Investment in Trizec Properties, Inc. – Risks Relating to Trizec Properties”.

INVESTMENT IN TRIZEC PROPERTIES, INC.

     The following discussion of the Corporation’s business that is conducted through Trizec Properties is based upon information and disclosures provided in Trizec Properties Form 10-K for the year ended December 31, 2004, which was filed with the United States Securities and Exchange Commission on March 11, 2005, adjusted for certain differences between Canadian GAAP and United States generally accepted accounting principles. Trizec Properties’ Form 10-K does not form part of this Annual Information Form. The information and disclosures relating to Trizec Properties reflect Trizec Properties’ entire operations and are not limited to Trizec Canada’s pro rata economic ownership.

UPREIT Structure

     On December 22, 2004, Trizec Properties completed the reorganization of its operating structure by converting to an umbrella partnership real estate investment trust, or UPREIT, structure (the “UPREIT Conversion”). In connection with the UPREIT Conversion, Trizec Properties formed a new operating entity, Trizec Holdings Operating LLC, a Delaware limited liability company (the “Operating Company”). Trizec Properties now conducts and intends to continue to conduct its business, and owns and intends to continue to own substantially all of its assets, through the Operating Company. As the sole managing member of the Operating Company, Trizec Properties generally has the exclusive power under the limited liability company agreement to manage and conduct the business of the Operating Company, subject to certain limited approval and voting rights of other members that may be admitted in the future. Currently, the Operating Company is wholly owned by Trizec Properties.

Business and Growth Strategies

     Trizec Properties’ stated goal is to increase stockholder value. Trizec Properties believes it can achieve this goal by creating sustained growth in operating cash flow and maximizing the value of its assets. Trizec Properties believes it can accomplish this using the following strategies:

.	intensively leasing and managing its properties to maximize property rent revenue and minimize property operating expenses;

.	vigorously engaging in asset management to enhance the value of its properties;

.	actively managing its portfolio to maximize total value of its properties;

.	improving the efficiency and productivity of its operations; and

.	maintaining a prudent and flexible capital plan.

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Intensively Leasing and Managing its Properties

     By intensively leasing and managing its properties, Trizec Properties expects to maximize property rent revenue and minimize property operating expenses. To maximize property rent revenue and minimize property operating expenses, Trizec Properties focuses on:

.	providing appropriate, profitable tenant services;

.	where market rents exceed in-place rents, narrowing the gap between market rents and in-place rents as leases for its properties expire;

.	increasing occupancy in its properties;

.	renewing leases with existing tenants;

.	carefully controlling operating costs; and

.	carefully managing investments in tenant improvements.

     In 2004, average gross rental rates on approximately 5.9 million square feet of new and renewal leases for its total portfolio decreased by approximately $1.41 per square foot. The average gross rental rates on approximately 5.5 million square feet of new and renewal leases, based on its pro rata economic ownership interest in joint ventures, decreased by approximately $1.51 per square foot. This decrease generally reflected the impact of re-leasing space in properties at lower average rents than the average rents in effect at lease expiration.

     Vacant space in its consolidated portfolio of approximately 10.2%, or approximately 3.1 million square feet, vacant space in its total portfolio of approximately 10.7%, or approximately 4.0 million square feet, and vacant space of approximately 10.5%, or approximately 3.5 million square feet, including its pro rata economic ownership interest in unconsolidated joint ventures, represent an opportunity to increase its cash flow.

     Cash received on its rental revenue has and will continue to benefit from contractual rental increases, opportunistic lease terminations and the execution of “blend and extend” strategies, which allow early lease renewals at rates that blend the rents of the current lease with the rents for the renewal term.

Vigorously Engaging in Asset Management

     Trizec Properties’ asset management strategy is to invest capital in its existing portfolio to increase its value and marketability. To accomplish this strategy, Trizec Properties engages in such activities as acquiring ground leases and air rights ancillary to existing properties and renovating and upgrading office properties.

     In 2004, Trizec Properties incurred approximately $128.0 million of expenses including its pro rata economic ownership interest in joint ventures, to renovate and upgrade its properties, including tenant improvements. Trizec Properties intends to continue to actively engage in these and similar activities as appropriate and as market conditions warrant.

Actively Managing its Portfolio

     Trizec Properties’ portfolio strategy is to invest in office properties in its core markets, which all represent major metropolitan areas that have historically demonstrated high job growth. For the year ended December 31, 2004, Trizec Properties’ seven core markets accounted for approximately 82.8% of its total office property rental revenue. Trizec Properties believes that focusing on office properties in its core markets will allow it to achieve economies of scale across a diverse base of tenants and to enjoy a significant leasing presence in its markets. By maintaining a wider range of properties in a market, Trizec Properties believes that it is also able to attract a broader tenant base, which provides a more sustainable cash flow. As part of its focus on office properties in its core markets and core submarkets, Trizec Properties sold fifteen non-core office assets, a partial interest in one office property, a partial interest in a joint venture development, two retail assets, and residual land parcels in

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2004. With the sales of the retail assets, Trizec Properties completed its transformation to a REIT focused solely on office properties. With the sales of the non-core office assets, Trizec Properties has exited several non-core markets and submarkets where it had owned single office property assets, including Columbus, Pittsburgh, Baltimore and Sacramento.

     As part of Trizec Properties’ long-term strategy, it intends to continue to acquire additional office properties, as opportunities arise, capital becomes available and market conditions permit, particularly in these core markets. Trizec Properties may acquire properties individually or as part of a portfolio, or as joint ventures or other business combinations. Trizec Properties may also acquire additional equity partners interests on selected properties. As opportunities arise and market conditions dictate, Trizec Properties may dispose of properties, including non-core assets that are not complementary to this strategy. Trizec Properties may also dispose of currently owned properties and acquire new ones within its core markets, or explore entry into other similar markets, based on its view of the direction of the office properties market.

Improving the Efficiency and Productivity of its Operations

     The careful control of both property operating expenses as well as general and administrative expenses is key to achieving Trizec Properties’ goal of maximizing its operating cash flow. Trizec Properties continues to evaluate and improve its operational structure and have implemented policies and procedures to increase productivity. Trizec Properties intends to continue to seek ways to generate general and administrative expense savings over time.

Maintaining a Prudent and Flexible Capital Plan

     Trizec Properties believes that, in order to maximize its cash flow growth, its asset management and operating strategies must be complemented by a capital strategy designed to maximize the return on its capital. Trizec Properties’ capital strategy is to:

.	maintain adequate working capital and lines of credit to ensure liquidity and flexibility;

.	employ an appropriate degree of leverage;

.	maintain floating rate debt at a level that allows it to take advantage of lower interest costs and minimize loan pre-payment costs when possible; and

.	actively manage its exposure to interest rate volatility through the use of long-term fixed-rate debt and various hedging strategies.

     Trizec Properties regularly reviews various credit ratios such as outstanding debt-to-book value, outstanding debt-to-asset value, fixed charge ratio and interest coverage ratio to monitor its leverage. Trizec Properties is also aware of the risk of interest rate increases. In order to mitigate the risk of rising interest rates, Trizec Properties may pursue fixed rate financing. In addition, from time to time, it may enter into interest rate derivative contracts in order to limit its exposure to increasing interest rates. At December 31, 2004, by way of interest rate swap agreements, Trizec Properties had fixed the interest rates on $150.0 million of variable rate debt at a weighted average interest rate of 6.02%. Trizec Properties monitors both the amount of its leverage and the mix of its fixed/floating-rate debt to provide a more reliable stream of earnings.

     An important source of liquidity for Trizec Properties is its $750.0 million unsecured credit facility that it entered into in June 2004. The unsecured credit facility consists of a $600.0 million revolving component and a $150.0 million term component, bears interest at LIBOR plus a spread of 1.15% to 2.0% based on its total leverage, and matures in June 2007. The unsecured credit facility includes numerous financial covenants that govern its ability to borrow under the facility and the amount of borrowings that are available under the facility. As of December 31, 2004, the amount eligible to be borrowed under this facility was approximately $484.9 million, $150.0 million of which was outstanding.

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     Trizec Properties also has available an effective shelf-registration statement under which it may offer and sell up to an aggregate amount of $750.0 million of common stock, preferred stock, depositary shares representing shares of its preferred stock and warrants exercisable for common stock or preferred stock. However, its ability to raise funds through sales of common stock, preferred stock, depositary shares representing shares of its preferred stock and common and preferred stock warrants is dependent upon, among other things, general market conditions for REITs, market perceptions about its company, the current trading price of its stock and the current interest rates. The proceeds from the sale of shares of common stock, preferred stock, depositary shares representing shares of its preferred stock or common and preferred stock warrants, if any, would be used for general corporate purposes, which may include, among other things, the acquisition of additional properties or the repayment of outstanding indebtedness.

     To the extent Trizec Properties believes it necessary and efficient, it may raise capital through a variety of means in addition to its traditional secured debt, including but not limited to selling assets, entering into joint ventures or partnerships with equity providers, issuing equity securities or a combination of these methods.

Market Overview

     The supply of, and demand for, office space affect the performance of Trizec Properties’ office property portfolio. Macroeconomic conditions, such as current and expected economic trends, business and consumer confidence and employment levels, drive this demand.

     Over the next several years, Trizec Properties plans to continue to concentrate its capital on its core markets and to exit selectively from investments in its secondary markets in an orderly fashion as it has done in the past. Trizec Properties expects principally to redeploy proceeds from sales into debt repayment and investment in Class A office buildings in its core markets. Trizec Properties considers Class A office buildings to be buildings that are professionally managed and maintained, that attract high-quality tenants and command upper-tier rental rates and that are modern structures or have been modernized to compete with newer buildings.

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Geographic diversity

     Trizec Properties’ geographically diversified asset base makes it more likely that it will be able to generate sustainable cash flows throughout the various phases of economic cycles than if it were less diversified. The following table summarizes the major city focus and geographic distribution of its office property portfolio at December 31, 2004.

Office Portfolio Summary
(At December 31, 2004)			OWNED AREA (1)

					In-place
				Occupancy	Gross Rent
	No. of	Market Distribution		at December	$ per
	Properties	000s sq. ft.	%	31, 2004	sq. ft.(2)
Core Markets
Atlanta	5	3,481	10%	89.0%	$22.90
Chicago	4	2,434	7%	94.0%	27.80
Dallas	4	4,510	13%	85.2%	19.40
Houston	5	5,645	17%	84.4%	20.20
Los Angeles Area	5	3,684	11%	88.4%	26.70
New York Area	6	5,594	17%	96.8%	31.80
Washington, D.C. Area	18	4,444	13%	95.0%	27.20

Total Core Markets	47	29,792	88%	90.2%	$25.30

Secondary Markets
Charlotte	2	1,368	4%	94.4%	$19.20
Minneapolis	1	813	3%	67.3%	11.80
St. Louis	1	1,041	3%	87.1%	19.80
Tulsa	1	770	2%	78.4%	14.00

Total Secondary Markets	5	3,992	12%	83.9%	$17.50

Total Office Properties	52	33,784	100%	89.5%	$24.40

(1)	For purposes of this table, “owned area” is the sum of the total square footage of Trizec Properties’ pro rata share of the square footage of its properties calculated based on its ownership interest.

(2)	Based on Trizec Properties’ owned area that is occupied. Represents average current in-place base rents, including expense reimbursements. Excludes straight-line rent.

     In 2004, based upon Trizec Properties’ total portfolio area, leases expired at an average gross rent of approximately $23.06 per square foot and were generally being signed at an average gross rent per square foot of approximately $21.55.

Lease profile

     Over the next five years, beginning in 2005, scheduled lease expirations in Trizec Properties’ office portfolio average approximately 9.7% annually on a consolidated basis.

Trizec Canada Inc.	11	Renewal Annual Information Form

Scheduled Annual Expirations of Office Leases(1)
(At December 31, 2004)

		2005 Expirations				2006 Expirations				2007 Expirations
	000s				000s				000s
	sq. ft.	%	$psf	%	sq. ft	%	$psf	%	sq. ft	%	$psf	%

Core Markets
Atlanta	506	14.5%	$21.50	15.3%	504	14.5%	$23.54	16.7%	499	14.3%	$23.04	16.2%
Chicago	254	10.4%	28.09	11.2%	269	11.1%	21.35	9.0%	192	7.9%	25.56	7.7%
Dallas	352	7.8%	21.98	10.4%	264	5.9%	18.90	6.7%	778	17.3%	18.79	19.6%
Houston	423	7.5%	21.53	9.5%	302	5.3%	20.34	6.4%	530	9.4%	19.70	10.9%
Los Angeles Area	222	6.0%	25.53	6.5%	589	16.0%	25.14	17.0%	197	5.3%	26.04	5.9%
New York Area	623	11.1%	28.87	10.4%	224	4.0%	39.59	5.1%	185	3.3%	34.19	3.7%
Washington, D.C. Area	632	14.2%	24.28	13.4%	282	6.3%	31.28	7.7%	692	15.6%	32.15	19.5%

Total Core Markets	3,012	10.1%	$24.52	10.9%	2,434	8.2%	$25.16	9.0%	3,073	10.3%	$24.46	11.1%

Secondary Markets	372	9.3%	16.45	10.4%	444	11.1%	23.22	17.6%	260	6.5%	15.60	6.9%

Total – Owned Area	3,384	10.0%	$23.63	10.8%	2,878	8.5%	$24.86	9.7%	3,333	9.9%	$23.77	10.7%

		2008 Expirations				2009 Expirations
	000s				000s
	sq. ft	%	$psf	%	sq. ft	%	$psf	%

Core Markets
Atlanta	338	9.7%	$23.31	11.1%	296	8.5%	$21.74	9.1%
Chicago	143	5.9%	24.69	5.6%	26	1.1%	21.54	0.9%
Dallas	257	5.7%	21.82	7.5%	310	6.9%	21.43	8.9%
Houston	492	8.7%	23.74	12.1%	223	4.0%	21.74	5.0%
Los Angeles Area	208	5.6%	24.47	5.9%	214	5.8%	27.95	6.9%
New York Area	206	3.7%	41.53	5.0%	1,163	20.8%	33.29	22.5%
Washington, D.C. Area	576	13.0%	31.72	16.0%	597	13.4%	27.86	14.5%

Total Core Markets	2,220	7.5%	$27.30	8.9%	2,829	9.5%	$28.21	11.8%

Secondary Markets	435	10.9%	17.86	13.3%	666	16.7%	12.87	14.6%

Total – Owned Area	2,655	7.9%	$25.75	9.3%	3,495	10.3%	$25.29	12.0%

(1)	Expiring rental rates per square foot represent base rents at time of expiry plus current expense reimbursements and exclude straight-line rent.

     Over the last three years, Trizec Properties has leased approximately 18.2 million square feet of new and renewal space, based on its owned area. Occupancy for the entire portfolio based on owned area was approximately 89.5% at December 31, 2004, up from approximately 86.6% at December 31, 2003.

Tenant diversity

     Trizec Properties’ diversified tenant base adds to the durability of its future cash flow. The following table summarizes the breadth and diversity by industry of the approximately 2,000 tenants in the portfolio at December 31, 2004.

Industry	% Owned Area
Banking/Securities Brokers	19%
Legal Services	13%
Oil & Gas	7%
Computers/Communications	7%
Miscellaneous Business Services	6%
Insurance/Non-Bank Financial	6%
Wholesalers/Retailers	5%
Engineering/Architectural Services	4%
Government	4%
Accounting	3%

Trizec Canada Inc.	12	Renewal Annual Information Form

     This large tenant base and strong position in key markets allows Trizec Properties to take advantage of economies of scale and drive internal growth in the areas of parking, telecommunications and antennas, specialty retail leasing, signage and branding opportunities, energy and national purchasing contracts.

     Trizec Properties’ ten largest tenants accounted for approximately 21.6% of its gross rent revenue, excluding straight-line rent adjustments for the year ended December 31, 2004. No single tenant accounted for more than approximately 4.6% of Trizec Properties’ gross rent revenue, excluding straight-line rent adjustments for the year ended December 31, 2004. The following table sets forth information concerning Trizec Properties’ ten largest tenants at December 31, 2004.

	% Rent
Top Ten Tenants by Rent Revenue	Revenue(1)	% Owned Area

Wachovia Securities Financial Holdings	4.6%	4.2%
The Goldman Sachs Group	2.7%	1.7%
Government Services Administration	2.5%	1.9%
Bank of America	2.1%	2.4%
Continental Airlines	2.0%	2.2%
Devon Energy Corporation	1.8%	1.7%
Ernst & Young	1.8%	1.1%
Fried, Frank, Harris	1.7%	1.0%
The Capital Group Corporation	1.3%	1.0%
JP Morgan Chase	1.1%	0.9%

Total Top Ten Tenants	21.6%	18.1%

(1)	Represents base rent plus expense reimbursements and excludes straight-line rent.

Top office properties

     The following table summarizes Trizec Properties’ top ten properties based on contribution to its rent revenue for the year ended December 31, 2004. All of the properties in the table are 100% owned unless otherwise indicated.

Top Ten Properties by		% Rent
Rental Revenue Contribution		Revenue(1)	% Owned Area

One New York Plaza	New York, NY	8.3%	7.3%
Allen Center	Houston, TX	7.4%	9.4%
The Grace Building (50%)	New York, NY	4.1%	2.2%
Galleria Towers	Dallas, TX	3.6%	4.2%
Ernst & Young Plaza	Los Angeles, CA	3.5%	3.7%
Renaissance Tower	Dallas, TX	3.3%	5.2%
Newport Tower	Jersey City, NJ	3.1%	3.1%
1411 Broadway (50%)	New York, NY	3.0%	1.7%
Metropolitan Square	St. Louis, MO	2.3%	3.1%
120 South Riverside	Chicago, IL	2.2%	2.0%

Total Top Ten Properties		40.8%	41.9%

(1)	Represents base rent plus expense reimbursements and includes straight-line rent.

Investment in Sears Tower

     On December 3, 1997, the Corporation purchased a subordinated mortgage collateralized by the Sears Tower in Chicago, Illinois, for approximately $70.0 million and became the residual beneficiary of the trust that holds title to the Sears Tower. The outstanding balance of the subordinated mortgage, including accrued interest, was approximately $294.0 million at acquisition. At December 31, 2002, the Sears Tower was held by a trust established for the benefit of an affiliate of Sears, Roebuck and Co. The trust had a scheduled termination date of January 1, 2003, at which time the assets of the trust, subject to a participating first mortgage, were to be

Trizec Canada Inc.	13	Renewal Annual Information Form

distributed to Trizec Properties as the residual beneficiary. The subordinated mortgage was subordinate to an existing non-recourse participating first mortgage.

     The subordinated mortgage held by Trizec Properties, which was to mature in July 2010, had certain participation rights to the extent of available cash flow. Since acquisition, Trizec Properties had not been accruing interest income on the subordinated mortgage due to the uncertainty regarding ultimate collectibility of accrued interest. In 2002, a loss provision of approximately $48.3 million was recorded to reduce the carrying value of its investment in the Sears Tower to its estimated fair value of approximately $23.6 million.

     On August 28, 2003, Trizec Properties sold its interest in a subordinated mortgage collateralized by Sears Tower in Chicago, Illinois to a third party for approximately $9 million. Subsequent to the sale, Trizec Properties continued to serve as property manager and leasing agent for Sears Tower until April 30, 2004. Effective on that date, the third-party owner of Sears Tower sold its interest in Sears Tower and Trizec Properties was terminated as the property manager and leasing agent for Sears Tower.

Retail/Entertainment Properties

     At December 31, 2003, Trizec Properties owned one retail/entertainment property, Hollywood & Highland in Los Angeles, California, which is a 645,000-square-foot complex. Trizec Properties also developed a 640-room hotel as part of the complex, which was held in a joint venture that was proportionately consolidated in its financial statements as of December 31, 2003. The complex opened on November 8, 2001. The hotel opened on December 26, 2001. The retail portion of the project was 84.8% occupied at December 31, 2003. On February 27, 2004, Trizec Properties sold the Hollywood & Highland complex for gross proceeds of approximately $201.0 million. In conjunction with the sale, Trizec Properties paid off and retired approximately $214.1 million of mortgage debt related to the Hollywood & Highland complex.

     In January 2003, Trizec Properties sold Paseo Colorado, a 565,000-square-foot, mixed-use re-development in Pasadena, California, for approximately $113.5 million of gross proceeds.

     In the fourth quarter of 2001, Trizec Properties recorded an allowance for loss related to Hollywood & Highland and Desert Passage, a 475,000 square-foot hotel and casino complex in Las Vegas, Nevada, of approximately $239.4 million. This allowance for loss reflected the negative impact of the September 2001 terrorist attacks on tourism, upon which Hollywood & Highland and Desert Passage depend for a significant portion of their visitors. In addition, Desert Passage was impacted by the September 2001 filing of a Chapter 11 reorganization by the unaffiliated owners of the Aladdin Hotel and Casino, which is adjacent to Desert Passage and upon which Desert Passage further depends for a significant portion of its visitors.

     The results of operations of both projects did not meet the levels expected in 2002 and Trizec Properties believed the fair value of these properties had declined further. Accordingly, an additional provision for loss in the amount of approximately $238.4 million was recorded for the year ended December 31, 2002.

     In July 2003, Trizec Properties reached an agreement in which it agreed to end litigation and resolve standing disputes concerning the development and subsequent bankruptcy of the hotel and casino adjacent to its Desert Passage project. In exchange for Trizec Properties’ agreement to end the development litigation and its agreement to permit and assist in the re-theming of the hotel and casino complex, the other parties to the litigation agreed to dismiss all claims against Trizec Properties. This settlement agreement was approved by the United States Bankruptcy Court for the District of Nevada in August 2003. In the third quarter of 2003, Trizec Properties recognized a gain on lawsuit settlement of approximately $26.7 million comprised primarily of the forgiveness of debt. Trizec Properties did not receive any cash proceeds from the litigation settlement.

     In December 2003, Trizec Properties sold Desert Passage for approximately $239.1 million of net proceeds. The gain on sale of Desert Passage was approximately $26.5 million. In addition, Trizec Properties

Trizec Canada Inc.	14	Renewal Annual Information Form

recorded a loss on early debt retirement of approximately $0.9 million comprised primarily of the write-off of deferred financing fees.

Competition

     The leasing of real estate is highly competitive. Trizec Properties competes for tenants with property owners and developers of similar properties located in its respective markets primarily on the basis of location, rent charged, services provided, and the design and condition of its buildings. Trizec Properties also experiences competition when attempting to acquire real estate, including competition from domestic and foreign financial institutions, other REITs, life insurance companies, pension trusts, trust funds, partnerships and individual investors.

Environmental Matters

     Trizec Properties is subject to various federal, state and local laws and regulations relating to environmental matters. Under these laws, Trizec Properties is exposed to liability primarily as an owner or operator of real property and, as such, it may be responsible for the cleanup or other remediation of contaminated property. Contamination for which Trizec Properties may be liable could include historic contamination, spills of hazardous materials in the course of its tenants’ regular business operations and spills or releases of hydraulic or other toxic oils. An owner or operator can be liable for contamination or hazardous or toxic substances in some circumstances whether or not the owner or operator knew of, or was responsible for, the presence of such contamination or hazardous or toxic substances. In addition, the presence of contamination or hazardous or toxic substances on property, or the failure to properly clean up or remediate such contamination or hazardous or toxic substances when present, may materially and adversely affect Trizec Properties’ ability to sell or lease such contaminated property or to borrow using such property as collateral.

     Asbestos-containing material, or ACM, is present in some of Trizec Properties’ properties. Environmental laws govern the presence, maintenance and removal of asbestos. Trizec Properties believes that it manages ACM in accordance with applicable laws. Trizec Properties plans to continue managing ACM as appropriate and in accordance with applicable laws and it believes that the cost to do so will not be material.

     Compliance with existing environmental laws has not had a material adverse effect on Trizec Properties’ financial condition and results of operations, and Trizec Properties does not believe it will have such an impact in the future. In addition, Trizec Properties has not incurred, and does not expect to incur any material costs or liabilities due to environmental contamination at properties it currently owns or has owned in the past. However, Trizec Properties cannot predict the impact of new or changed laws or regulations on its current properties or on properties that Trizec Properties may acquire in the future. Trizec Properties has no current plans for substantial capital expenditures with respect to compliance with environmental laws.

Trizec Canada Inc.	15	Renewal Annual Information Form

Trizec Properties — Portfolio Listings

     The following table sets forth key information as of December 31, 2004 with respect to Trizec Properties’ operating U.S. office properties. The economic interest of Trizec Properties’ owning entity is 100% unless otherwise noted. The total occupancy rates for the markets and portfolio as a whole in the table are weighted based on owned area.

		Year of		Owned	Occupancy
		completion/	Total area	area	weighted on
Name (Ownership)(1)	Location	renovation	(sq. ft.)	(sq. ft.)	owned area (2)

Core Markets
Atlanta
Interstate North Parkway	Atlanta, GA	1973/84/01	955,000	955,000	93.3%
Colony Square	Atlanta, GA	1970/73/95	837,000	837,000	83.7%
The Palisades	Atlanta, GA	1981/83/99	627,000	627,000	86.1%
One Alliance Center	Atlanta, GA	2001	558,000	558,000	99.9%
Midtown Plaza	Atlanta, GA	1984/85	504,000	504,000	81.4%

Total – Atlanta	(5 properties)		3,481,000	3,481,000	89.0%
Chicago
Two North LaSalle	Chicago, IL	1979/00	692,000	692,000	94.5%
10 South Riverside	Chicago, IL	1965/99	685,000	685,000	87.9%
120 South Riverside	Chicago, IL	1967/99	685,000	685,000	98.7%
550 West Washington	Chicago, IL	2000	372,000	372,000	95.7%

Total – Chicago	(4 properties)		2,434,000	2,434,000	94.0%
Dallas
Renaissance Tower	Dallas, TX	1974/92	1,739,000	1,739,000	83.7%
Bank One Center (50%)	Dallas, TX	1987	1,531,000	765,000	81.2%
Galleria Towers I, II and III	Dallas, TX	1982/85/91	1,418,000	1,418,000	95.5%
Plaza of the Americas (50%)	Dallas, TX	1980	1,176,000	588,000	69.6%

Total – Dallas	(4 properties)		5,864,000	4,510,000	85.2%
Houston
Allen Center	Houston, TX	1972/78/80/95	3,184,000	3,184,000	87.6%
Cullen Center
Continental Center I	Houston, TX	1984	1,098,000	1,098,000	80.9%
Continental Center II	Houston, TX	1971	449,000	449,000	88.8%
Kellogg Brown & Root Tower (50%)	Houston, TX	1978	1,048,000	524,000	87.6%
500 Jefferson	Houston, TX	1962/83	390,000	390,000	58.2%

Total – Houston	(5 properties)		6,169,000	5,645,000	84.4%
Los Angeles Area
Bank of America Plaza	Los Angeles, CA	1974	1,422,000	1,422,000	90.8%
Ernst & Young Plaza	Los Angeles, CA	1985	1,245,000	1,245,000	89.6%
Marina Towers (50%)	Los Angeles, CA	1971/76	381,000	191,000	79.9%
Landmark Square	Long Beach, CA	1991	443,000	443,000	85.2%
Shoreline Square	Long Beach, CA	1988	383,000	383,000	83.6%

Total – Los Angeles Area	(5 properties)		3,874,000	3,684,000	88.4%
New York Area
One New York Plaza	New York, NY	1970/95	2,458,000	2,458,000	99.6%
The Grace Building (50%)	New York, NY	1971/2002	1,518,000	758,000	99.4%
1411 Broadway (50%)	New York, NY	1970	1,151,000	574,000	95.2%
1065 Ave. of the Americas (99%)	New York, NY	1958	665,000	659,000	81.8%
1460 Broadway (50%)	New York, NY	1951/2000	215,000	107,000	100.0%
Newport Tower	Jersey City, NJ	1990	1,038,000	1,038,000	98.5%

Total – New York Area	(6 properties)		7,045,000	5,594,000	96.8%

Trizec Canada Inc.	16	Renewal Annual Information Form

		Year of		Owned	Occupancy
		completion/	Total area	area	weighted on
Name (Ownership)(1)	Location	Renovation	(sq. ft.)	(sq. ft.)	owned area(2)

Washington, D.C. Area
2000 L Street, N.W.	Washington, D.C.	1968/98	383,000	383,000	95.5%
Watergate Office Building	Washington, D.C.	1965/91	261,000	261,000	96.6%
1225 Connecticut, N.W.	Washington, D.C.	1968/94	217,000	217,000	99.4%
1400 K Street, N.W.	Washington, D.C.	1982/2002	189,000	189,000	87.6%
1250 Connecticut, N.W.	Washington, D.C.	1964/96	172,000	172,000	93.1%
1250 23rd Street, N.W.	Washington, D.C.	1990	116,000	116,000	100.0%
2001 M Street (98%)	Washington, D.C.	1987	229,000	224,000	99.6%
2401 Pennsylvania	Washington, D.C.	1991	77,000	77,000	93.4%

Washington, D.C.	(8 properties)		1,644,000	1,639,000	95.8%

Bethesda Crescent	Bethesda, MD	1987	269,000	269,000	92.6%
Twinbrook Metro Plaza	Rockville, MD	1986	165,000	165,000	98.3%
Silver Spring Metro Plaza	Silver Spring, MD	1986	688,000	688,000	90.4%

Suburban Maryland	(3 properties)		1,122,000	1,122,000	92.1%

Beaumeade Corporate Park	Ashburn, VA	1990/98/2000	460,000	460,000	95.0%
Two Ballston Plaza	Arlington, VA	1988	223,000	223,000	99.8%
1550 Wilson Boulevard	Arlington, VA	1983	134,000	134,000	99.1%
1560 Wilson Boulevard	Arlington, VA	1987	128,000	128,000	91.2%
Reston Unisys	Reston, VA	1980	238,000	238,000	100.0%
One Reston Place	Reston, VA	2000	185,000	185,000	100.0%
Sunrise Tech Park	Reston, VA	1983/85	315,000	315,000	91.3%

Northern Virginia	(7 properties)		1,683,000	1,683,000	96.1%

Total – Washington, D.C. Area	(18 properties)		4,449,000	4,444,000	95.0%

Secondary Markets
Charlotte
Bank of America Plaza	Charlotte, NC	1974	891,000	891,000	99.8%
First Citizens Plaza	Charlotte, NC	1985	477,000	477,000	84.2%

Total – Charlotte	(2 properties)		1,368,000	1,368,000	94.4%
Minneapolis
Northstar Center	Minneapolis, MN	1916/62/86	813,000	813,000	67.3%

Total – Minneapolis	(1 property)		813,000	813,000	67.3%
St. Louis
Metropolitan Square	St. Louis, MO	1989	1,041,000	1,041,000	87.1%

Total – St. Louis	(1 properties)		1,041,000	1,041,000	87.1%
Tulsa
Williams Center I & II	Tulsa, OK	1982/83	770,000	770,000	78.4%

Total – Tulsa	(1 property)		770,000	770,000	78.4%

Total	(52 properties)		37,308,000	33,784,000	89.5	%(3)

(1)	The economic interest of Trizec Properties’ owning entity is 100% unless otherwise noted.

(2)	Total occupancy as shown is weighted average based on owned area.

(3)	The occupancy for the consolidated properties was 89.8%. The occupancy for the joint venture properties which is based on total area was 86.9%.

Trizec Canada Inc.	17	Renewal Annual Information Form

Risks Relating to Trizec Properties

     The following risk factors are relevant to Trizec Properties and Trizec Properties Common Stock. Because the principal asset of Trizec Canada is its indirect interest in shares of Trizec Properties Common Stock, substantially all of the following risks are also relevant to Trizec Canada. These risks are set out in detail starting on page 9 of the Trizec Properties Form 10-K, and are included as Schedule A to this Annual Information Form.

•	Trizec Properties’ economic performance and the value of its real estate assets are subject to the risks incidental to the ownership and operation of real estate properties.

•	Trizec Properties’ inability to enter into renewal or new leases on favourable terms for all or a substantial portion of space that is subject to expiring leases would adversely affect its cash flows and operating results.

•	If a significant number of Trizec Properties’ tenants defaulted or sought bankruptcy protection, its cash flows and operating results would suffer.

•	Trizec Properties’ business is substantially dependent on the economic climates of seven core markets.

•	The continuing threat of terrorism may adversely affect operating results from properties held by Trizec Properties, as well as its ability to sell properties that it is holding for disposition on a timely basis or on acceptable terms.

•	Compliance with Trizec Properties’ tax cooperation agreement with Trizec Canada may limit its flexibility in making real estate investments and conducting its business.

•	Trizec Properties’ financial covenants could adversely affect its financial condition and results of operations.

•	Trizec Properties’ degree of leverage may adversely affect its business and the market price of the Trizec Properties Common Stock.

•	Trizec Properties’ historical financial information may not be representative of its financial position, operating results and cash flows as a separate company.

•	If Trizec Properties is unable to manage its interest rate risk effectively, its cash flows and operating results may suffer.

•	Trizec Properties’ insurance may not cover some potential losses or may not be obtainable at commercially reasonable rates, which could adversely affect its financial conditions and results of operations.

•	Fixed real estate costs may intensify revenue losses when income from properties held by Trizec Properties decreases.

•	Trizec Properties’ competitors may adversely affect its ability to lease its properties, which may cause its cash flows and operating results to suffer.

•	Trizec Properties faces risks associated with property acquisitions.

Trizec Canada Inc.	18	Renewal Annual Information Form

•	Because Trizec Properties must distribute a substantial portion of its net income to qualify as a REIT, it may be dependent on third-party sources of capital to fund its future capital needs.

•	Trizec Properties faces risks associated with the use of debt to finance its business, including refinancing risk.

•	Restrictions in loan agreements may limit the distributions Trizec Properties receives from its operating subsidiaries and the amounts available for distributions to stockholders as dividends on its common stock.

•	Trizec Properties’ success depends on key personnel whose continued service is not guaranteed.

•	Environmental problems at properties held by Trizec Properties are possible and may be costly.

•	If Trizec Properties were required to accelerate its efforts to comply with the Americans with Disabilities Act, its cash flows and operating results could suffer.

•	Additional regulations applicable to properties held by Trizec Properties could require it to make substantial expenditures to ensure compliance, which could adversely affect its cash flows and operating results.

•	Compliance with changing regulations of corporate governance and public disclosure may result in additional expense.

•	Trizec Properties does not have sole control over the properties that it holds with co-venturers or partners or over the revenues and certain decisions associated with those properties, which may limit its flexibility with respect to these investments.

•	Trizec Properties’ failure to qualify as a REIT would decrease the funds available for distribution to its stockholders and adversely affect the market price of the Trizec Properties Common Stock.

•	P.M. Capital Inc., a corporation controlled by Peter Munk, maintains an ownership interest in Trizec Canada by which Mr. Munk will control the election of members of the board of directors of Trizec Properties until January 1, 2008.

•	An ownership limitation in Trizec Properties’ certificate of incorporation may adversely affect the market price of the Trizec Properties Common Stock.

•	Higher market interest rates may adversely affect the market price of the Trizec Properties Common Stock.

•	The sale or availability for sale of approximately 60 million shares of Trizec Properties Common Stock owned indirectly by Trizec Canada or shares of Trizec Properties Common Stock that may be issued hereafter could adversely affect the market price of Trizec Properties Common Stock.

•	Limits on changes of control may discourage takeover attempts that may be beneficial to holders of Trizec Properties Common Stock.

•	An anticipated increase in taxes applicable to dividends that Trizec Properties pays to a Hungarian subsidiary of Trizec Canada may decrease the amount of Trizec Properties dividends on the Trizec Properties Common Stock.

Trizec Canada Inc.	19	Renewal Annual Information Form

•	The issuance of additional shares of Trizec Properties Common Stock pursuant to the terms of the Trizec Properties Class F Convertible Stock may dilute stockholders’ interest in Trizec Properties and adversely affect the market price of the Trizec Properties Common Stock.

•	The reduction of the tax rate on certain dividends from non-REIT C corporations may adversely affect Trizec Properties and its stockholders.

•	Even if Trizec Properties qualifies as a REIT, it is required to pay some taxes, which may result in less cash available for distribution to stockholders.

Trizec Canada Inc.	20	Renewal Annual Information Form

DIVIDENDS

     During the first quarter of 2004, Trizec Properties declared a quarterly dividend distribution of $0.20 per share of common stock. On April 22, 2004, Trizec Canada made a quarterly dividend distribution of $0.20 per share relating to the first quarter of 2004.

     During the second quarter of 2004, Trizec Properties declared a quarterly dividend distribution of $0.20 per share of common stock. On July 22, 2004, Trizec Canada made a quarterly dividend distribution of $0.20 per share relating to the second quarter of 2004.

     During the third quarter of 2004, Trizec Properties declared a quarterly dividend distribution of $0.20 per share of common stock. On October 22, 2004, Trizec Canada made a quarterly dividend distribution of $0.20 per share relating to the third quarter of 2004.

     During the fourth quarter of 2004, Trizec Properties declared a quarterly dividend distribution of $0.20 per share of common stock. On January 25, 2005, Trizec Canada made a quarterly dividend distribution of $0.20 per share relating to the fourth quarter of 2004.

     During the first quarter of 2003, Trizec Properties declared a quarterly dividend distribution of $0.20 per share of common stock. On April 25, 2003, Trizec Canada made a quarterly dividend distribution of $0.20 per share relating to the first quarter of 2003.

     During the second quarter of 2003, Trizec Properties declared a quarterly dividend distribution of $0.20 per share of common stock. On July 22, 2003, Trizec Canada made a quarterly dividend distribution of $0.20 per share relating to the second quarter of 2003.

     During the third quarter of 2003, Trizec Properties declared a quarterly dividend distribution of $0.20 per share of common stock. On October 22, 2003, Trizec Canada made a quarterly dividend distribution of $0.20 per share relating to the third quarter of 2003.

     During the fourth quarter of 2003, Trizec Properties declared a quarterly dividend distribution of $0.20 per share of common stock. On January 22, 2004, Trizec Canada made a quarterly dividend distribution of $0.20 per share relating to the fourth quarter of 2003.

     In 2002 after completion of the Arrangement, Trizec Canada and Trizec Properties made quarterly dividend distributions of $0.0875 per share.

     In 2005 and thereafter, Trizec Properties intends to make distribution to its shareholders at least equal to the minimum amount required to maintain REIT status each year through regular quarterly distributions.

     Until November 2007, Trizec Canada intends to pay the same per share dividend on the Trizec Canada Shares as Trizec Properties pays on the shares of Trizec Properties Common Stock.

     For information on the Corporation’s ability to pay dividends, please refer to “Other Risks Relating to Trizec Canada – Ability to Pay Quarterly Dividends Equivalent to Quarterly Dividends Paid on Trizec Properties Common Stock” on page 5.

Trizec Canada Inc.	21	Renewal Annual Information Form

CAPITAL STRUCTURE

Share Capital

     At December 31, 2004, the authorized share capital of the Corporation consisted of: (a) an unlimited number of subordinate voting shares without par value, carrying one vote per share; and (b) 7,522,283 multiple voting shares without par value, carrying 50 votes per share. Pursuant to a trust agreement, the holder of all of the multiple voting shares has agreed not to vote more than that number of multiple voting shares carrying votes in the aggregate that represent a simple majority of all votes entitled to be cast on a matter by all holders of voting securities of Trizec Canada in the aggregate. The rights attaching to the multiple voting shares are subject to limitations contained in the articles of the Corporation, as amended, and are convertible into subordinate voting shares, subject to the limitations in the articles and at the option of the holder, on the basis of one subordinate voting share for each multiple voting share converted.

Constraints on Shares

     Trizec Canada is a mutual fund corporation for purposes of the Income Tax Act (Canada) (the “Tax Act”) and, as such, Trizec Canada must be maintained primarily for the benefit of Canadian Residents. A Canadian Resident means a partnership or a person who is a resident of Canada for purposes of the Tax Act and who has, when requested, so certified, but does not include (i) a partnership that is not a “Canadian partnership” as defined in the Tax Act, or (ii) a trust unless the trust is a resident of Canada for purposes of the Tax Act and the interests in such trust of beneficiaries who are Canadian Residents have an aggregate value equal to or greater than 95% of the value of the interest of all beneficiaries in the trust. To assist in satisfying this requirement, the Articles of Trizec Canada restrict the ownership of Trizec Canada shares as described below.

     The By-laws of Trizec Canada provide that Trizec Canada may, subject to the Canada Business Corporations Act (the “CBCA”) and the regulations promulgated thereunder, require that any person in whose name Trizec Canada subordinate voting shares and multiple voting shares (together, the “Trizec Canada Shares”) are registered, or any person seeking to have a transfer of a Trizec Canada Share registered in its name or to have a Trizec Canada Share issued to it, furnish a statutory declaration declaring, among other matters, whether such person is a non-Canadian Resident.

     For purposes of this section, Trizec Canada Constrained Shares mean Trizec Canada Shares and any other shares of Trizec Canada carrying voting rights under all circumstances or by reason of an event that has occurred and is continuing and includes a security that is currently convertible into such share and a currently exercisable option to or right to acquire such share or such convertible security. The Articles of Trizec Canada provide that a Trizec Canada Constrained Share will not be issued nor will a transfer of a Trizec Canada Constrained Share be registered to a person who is not a Canadian resident if:

(a)	after giving effect to such issuance or transfer of Trizec Canada Constrained Shares, the total number of Trizec Canada Constrained Shares held by or on behalf of non-Canadian Residents would exceed the maximum number of Trizec Canada Constrained Shares that may be held from time to time by or on behalf of non-Canadian residents (the “Maximum Aggregate Holdings”); or

(b)	the total number of Trizec Canada Constrained Shares held by or on behalf of non-Canadian Residents exceeds the Maximum Aggregate Holdings.

Trizec Canada Inc.	22	Renewal Annual Information Form

     In connection with these restrictions, the Articles of Trizec Canada also provide that:

(a)	if the number of Trizec Canada shares held by persons other than Canadian Residents exceeds the Maximum Aggregate Holdings, Trizec Canada may, to the extent permitted by the CBCA and the regulations promulgated thereunder, sell, as if it were the owner thereof, any Trizec Canada Constrained Shares that are owned by non-Canadian Residents in order to reduce the number of Trizec Canada Constrained Shares held thereby; and

(b)	registration of a transfer of or the issuance of a Trizec Canada Constrained Share may be refused if the issue or transfer is to a person who may be a non-Canadian Resident and who has failed to furnish to Trizec Canada information requested to establish that such person is a Canadian Resident.

     The Maximum Aggregate Holdings at any time is equal to a percentage of the Trizec Canada Constrained Shares, including the number of such shares that would be issued if all Trizec Canada Stock Options then exercisable were exercised at such time. The applicable percentage is equal to (i) 45%, less, provided it is a positive number, (ii) the percentage that (a) the number of Trizec Canada Stock Options owned by Canadian Residents minus the number of Trizec Canada Stock Options owned by non-Canadian Residents is of (b) the total number of the Trizec Canada Constrained Shares, including the number of such shares that would be issued if all Trizec Canada Stock Options then exercisable were exercised at such time.

Trizec Canada Inc.	23	Renewal Annual Information Form

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

     The following summarizes Trizec Canada’s operating results on a quarterly basis, restated for the adoption of AcG-15 (see “Accounting Change”). Certain comparatives have been reclassified to conform to the current year’s presentation.

(US$ millions, except per share amounts)	1st	2nd	3rd	4th
For the year ended December 31, 2004	Quarter	Quarter	Quarter	Quarter	Year

Revenue	2.4	0.6	3.3	1.6	7.9
Share of earnings of Trizec Properties	11.6	(9.0)	13.1	9.1	24.8
Income from continuing operations	15.2	28.2	11.9	11.9	67.2
Discontinued operations	17.0	(43.6)	14.3	36.2	23.9
Net income (loss)	32.2	(15.4)	26.2	48.1	91.1
Income (loss) per share – basic and diluted
Continuing operations	0.25	0.47	0.20	0.20	1.12
Discontinued operations	0.29	(0.73)	0.24	0.60	0.40
Net income	0.54	(0.26)	0.44	0.80	1.52

For the year ended December 31, 2003

Revenue	10.5	8.6	11.9	9.3	40.3
Share of earnings of Trizec Properties	23.1	(1.1)	24.3	13.3	59.6
Income from continuing operations	58.6	1.6	22.4	40.0	122.6
Discontinued operations	1.2	2.1	—	11.7	15.0
Net income	59.8	3.7	22.4	51.7	137.6
Income per share – basic and diluted
Continuing operations	0.98	0.03	0.37	0.67	2.05
Discontinued operations	0.02	0.03	—	0.20	0.25
Net income	1.00	0.06	0.37	0.87	2.30

SUMMARY ANNUAL INFORMATION

     The following summarizes selected financial data for Trizec Canada for each of the three most recently completed financial years. Certain comparatives have been reclassified to conform to the current year’s presentation.

(US$ millions, except per share amounts)
As at December 31,	2004	2003	2002

Investment in Trizec Properties	$761.7	767.1	731.1
Total assets	1,384.0	1,386.9	1,521.0
Long-term debt	—	—	235.3
Exchangeable debentures
Carrying amount	733.9	688.1	466.9
Deferred amount	157.0	202.8	424.0

For the years ended December 31,	2004	2003	2002

Revenue	$7.9	40.3	303.4
Share of earning of Trizec Properties	24.8	59.6	(12.0)
Income from continuing operations	67.2	122.6	(31.2)
Discontinued operations	23.9	15.0	(76.2)
Net income (loss)	91.1	137.6	(107.4)
Income (loss) per share – basic and diluted
Continuing operations	$1.12	2.05	(0.34)
Discontinued operations	$0.40	0.25	(0.84)
Net income (loss)	$1.52	2.30	(1.18)
Cash dividends per share	$0.80	0.60	0.35

Notes:

(1)	The results of operations prior to the date of the Arrangement, May 8, 2002, and comparative figures are those of TrizecHahn. The consolidated financial statements for 2002 were prepared using TrizecHahn’s historical accounting basis and are consistent with those used in the December 31, 2001 annual financial statements of TrizecHahn.

(2)	Certain comparative figures have been reclassified to conform to current year’s presentation.

(3)	Certain comparative figures have been reclassified to conform to current quarter’s presentation.

Trizec Canada Inc.	24	Renewal Annual Information Form

AUDIT COMMITTEE

Charter

     The Audit Committee of the Board of Directors of the Corporation has a formal charter setting out its mandate and responsibilities. The full charter is set out in Schedule “B” to this Annual Information Form.

Composition

     The Audit Committee is composed entirely of outside directors, all of whom are also unrelated and independent directors. All the members of the of the Committee are financially literate and have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity that can reasonably be expected to be raised by the Corporation’s financial statements. The members of the committee are Howard L. Beck, Dr. Alan R. Hudson and Donald L. Lenz. Their experience and education, relevant to the performance of their responsibilities as an Audit Committee member, is as follows:

Howard L. Beck is a business advisor and corporate director. Mr. Beck practiced corporate/securities law from 1962 to 1989 as a senior partner of the Toronto law firm of Davies, Ward & Beck. Mr. Beck has served as Vice Chairman of Barrick Gold Corporation and The Horsham Corporation (a predecessor to TrizecHahn Corporation). Mr. Beck is currently a director of, and advisor to, a number of companies, such as Barrick Gold Corporation, Cineplex Galaxy, Citibank Canada and Masonite International Corporation. During his career, Mr. Beck has been instrumental in concluding numerous complex business transactions and has extensive experience in performing financial statement analysis and evaluation. Mr. Beck is also a member of the Audit Committee of Barrick Gold Corporation. Mr. Beck holds a Bachelor of Arts and an LL.B. from the University of British Columbia and an LL.M. from Columbia University in New York.

Dr. Alan R. Hudson is the Lead of Access to Services/Wait Times. Dr. Hudson was recently appointed by the Ontario Ministry of Health and Long-Term Care as Chair of the Provincial Wait Times Strategy. Throughout his career, Dr. Hudson has gained extensive financial experience in overseeing budgeting and operational analysis and evaluation, and has an in-depth knowledge of financial statements. Formerly the President and CEO of Cancer Care Ontario, he led the integration of 11 cancer centres with their host hospitals. He was also President and CEO of Toronto’s University Health Network where he led the integration of Princess Margaret Hospital with the Toronto Hospital and the incorporation of Doctor’s Hospital, creating the University Health Network. Prior to being appointed President and CEO, Dr. Hudson was the Chair for Cancer Services Implementation Committee, the McCutcheon Chair and Surgeon-in-Chief at The Toronto Hospital, an Honorary President of the World Federation of Neurosurgical Societies and the Chairman, Department of Neurosurgery, at the University of Toronto. Dr. Hudson was a member of the Audit Committee of each of Cancer Care Ontario and Toronto’s University Health Network. Dr. Hudson attended the University of Cape Town, University of Toronto, Oxford University and Harvard Business School.

Donald L. Lenz is a Managing Director of Newport Partners, a company specializing in personal and corporate wealth management. Prior to joining Newport, Mr. Lenz was Vice President and Director of the Corporate and Investment Banking Division of RBC Dominion Securities, where his responsibilities included new business development and client coverage of a number of the company’s major clients. Mr. Lenz was also Vice President Corporate Finance with Goldman Sachs & Co., specializing in Canada. Throughout his career, Mr. Lenz analyzed private and public-traded corporations of all sizes, including closely reviewing and evaluating their financial statements. Mr. Lenz serves as a member of several boards of directors, including DataMirror Corporation, Mad Catz Interactive Inc., Brompton Equal Weight Income Fund, Brompton Equal Weight Oil and Gas Income Fund, Cancer Care Ontario, The

Trizec Canada Inc.	25	Renewal Annual Information Form

Laidlaw Foundation, and the Ontario Genomics Institute. Mr. Lenz is also a member of the Audit Committee of each of DataMirror Corporation and Mad Catz Interactive Inc. Mr. Lenz holds a Bachelor of Science degree in chemical engineering from the University of Saskatchewan.

External Auditor Service Fees

     In keeping with its mandate, the Audit Committee has reviewed the nature and amount of non-audit services provided by PricewaterhouseCoopers LLP to the Corporation to ensure auditor independence. The fees billed by PricewaterhouseCoopers LLP for audit and non-audit services for the years ended December 31, 2004 and 2003 are set out in the table below. These amounts exclude fees incurred by Trizec Properties. Trizec Properties’ Board of Directors, Committees and management act independent of Trizec Canada. Disclosure of Trizec Properties’ principal accountant fees and services may be found in its Form 10-K filed with the United States Securities and Exchange Commission on March 11, 2005.

Type of Fees (US$ millions)
For the year ended December 31,	2004	2003

Audit fees	$0.3	0.3
Audit-related services	0.1	0.1
Tax services fees	0.5	0.5
All other fees	0.1	–

Total	$1.0	0.9

     Audit fees include professional services rendered by the external auditors to perform the annual audit and quarterly reviews of the Corporation’s consolidated financial statements, and accounting consultations and services required by legislation such as comfort letters, consents, reviews of security filings and statutory audits. Audit-related services include accounting consultations on proposed transactions, internal control reviews and audit of subsidiaries not required by legislation or consultation. Tax service fees include all services for tax compliance, tax planning and tax advice.

Trizec Canada Inc.	26	Renewal Annual Information Form

DIRECTORS AND OFFICERS

     The directors of Trizec Canada as at December 31, 2004 are listed below.

		Number and Class of Shares (2)
Name, Year Person First Became a Director and Principal	Municipality	Subordinate		Multiple
Occupation (1)	of Residence	Voting Shares		Voting Shares

Howard L. Beck (1990-1996, 1997-2002, 2002-2003)(3)(4)	Toronto,	49,353		—
Corporate Director	Ontario

C. William D. Birchall (1987-2002, 2002-2003)	Nassau,	1,602,500		—
Corporate Director	Bahamas

Dr. Alan R. Hudson (2003) (3)(4)	Toronto,
Lead of Access to Services/Wait Times	Ontario	3,500	(5)	—
(Provincial Wait Times Strategy of the Ontario Ministry of
Health and Long Term Care)

Donald L. Lenz (2003) (3)(4)	Toronto,	2,000		—
Managing Director, Newport Partners Inc.	Ontario
(personal and corporate wealth management)

Peter Munk (1987-2002, 2002-2003)	Toronto,	1,972,435	(6)	7,522,283	(6)
Chairman and Chief Executive Officer, Trizec Canada; Chairman,	Ontario
Trizec Properties;
Chairman, Barrick Gold Corporation
(gold mining company)

Robert B. Wickham (2003)	Oakville,	2,000		—
President, Trizec Canada	Ontario

Notes:

(1)	The period ending 2002 reflects membership on the board of directors of the Corporation’s wholly-owned subsidiary, Trizec Hahn Corporation. The term of office of each director will expire on the date of the next annual meeting of shareholders of the Corporation where their successors are elected.

(2)	The information as to shares beneficially owned, controlled or directed, not being within the knowledge of the Corporation, has been furnished by the respective directors individually. All of the information is as at December 31, 2004.

(3)	Member of the Audit Committee.

(4)	Member of the Compensation, Corporate Governance and Nominating Committee.

(5)	Dr. Hudson’s holdings include 3,500 Subordinate Voting Shares owned by family members.

(6)	Mr. Munk’s holdings include 1,972,435 Subordinate Voting Shares and 7,522,283 Multiple Voting Shares owned through P.M. Capital Inc. Mr. Munk’s Multiple Voting Shares are convertible into Subordinate Voting Shares, at his option, on the basis of one Subordinate Voting Share for each Multiple Voting Share converted. P.M. Capital Inc. has agreed not to vote more than that number of Multiple Voting Shares carrying votes, in the aggregate that represent a simple majority of all votes entitled to be cast on the matter by all holders of voting securities of Trizec Canada in the aggregate.

The officers of Trizec Canada as at December 31, 2004 are listed below.

Name and Principal Occupation	Municipality of Residence

Peter Munk	Toronto, Ontario
Chairman and Chief Executive Officer

Robert B. Wickham	Oakville, Ontario
President

Colin J. Chapin	Toronto, Ontario
Senior Vice President, Chief Financial Officer and Corporate Secretary

Richard M. Cecconi	Toronto, Ontario
Controller

William E. Jupp	Toronto, Ontario
Director, Financial Reporting and Assistant Secretary

Trizec Canada Inc.	27	Renewal Annual Information Form

     As of December 31, 2004, the directors and senior officers, as a group, beneficially owned, directly or indirectly, or exercised control or direction over: (i) 3,631,788 Subordinate Voting Shares, or approximately 6.9% of the total issued and outstanding Subordinate Voting Shares; and (ii) 7,522,283 Multiple Voting Shares, or approximately 100% of the issued and outstanding Multiple Voting Shares.

     All officers of the Corporation have been engaged for more than five years in their current principal occupation or in other capacities with the Corporation or its predecessors.

AUDITORS

     The auditors of the Corporation are PricewaterhouseCoopers LLP, 77 King Street West, Suite 3000, Toronto, Ontario, Canada M5K 1G8.

MARKET FOR SECURITIES

     The Corporation’s Subordinate Voting Shares are listed and posted for trading on the Toronto Stock Exchange under the symbol “TZC.SV”. The following table outlines the share price trading range and volume of shares traded by month in 2004 on the Toronto Stock Exchange.

	Share Price Trading Range
Month	High	Low	Close	Share Volume

	(C$ per share)
January 2004	17.90	17.30	17.65	673,259
February 2004	18.95	18.00	18.80	994,752
March 2004	18.85	18.30	18.52	1,453,815
April 2004	18.80	16.55	16.85	2,353,546
May 2004	18.75	16.95	18.75	1,578,947
June 2004	19.30	18.70	18.75	478,189
July 2004	19.85	18.75	19.10	450,406
August 2004	19.20	19.10	19.15	741,246
September 2004	19.60	17.80	17.80	790,031
October 2004	18.05	16.50	16.50	977,263
November 2004	17.70	16.60	16.91	1,170,551
December 2004	20.40	17.59	20.39	601,919

MATERIAL CONTRACTS

     The only material contracts entered into by Trizec Canada since January 1, 2002, other than in the ordinary course of business, are as follows:

1.	Arrangement Agreement dated as of March 8, 2002 by and among Trizec Hahn Corporation, Trizec Canada Inc., 4007069 Canada Inc. and Trizec Properties, Inc.;

2.	Arrangement Agreement Amending Agreement dated as of April 23, 2002 by and among Trizec Hahn Corporation, Trizec Canada Inc., 4007069 Canada Inc. and Trizec Properties, Inc.;

3.	Registration rights agreement dated as of May 2, 2002 between Trizec Properties, Inc., Trizec Canada Inc. and Emerald Blue Kft;

4.	Canadian Tax Co-operation Agreement dated May 8, 2002 between TrizecHahn Office Properties Ltd. and Trizec Properties, Inc.;

Trizec Canada Inc.	28	Renewal Annual Information Form

5.	Insurance Agreement dated as of May 7, 2002 between Trizec Hahn Corporation and Trizec Properties, Inc.; and

6.	Trust Agreement dated as of April 23, 2002 between P.M. Capital Inc., Peter Munk, Trizec Canada Inc. and CIBC Mellon Trust Company.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for Trizec Canada’s Subordinate Voting Shares is CIBC Mellon Trust Company, whose principal office is located in Toronto, Ontario.

ADDITIONAL INFORMATION

     Additional information, including information with respect to directors and executive officers’ remuneration and indebtedness and options to purchase securities of the Corporation, is contained in the Corporation’s management information circular for its most recent annual meeting of shareholders that involved election of directors, and in the consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2004. Copies of the most recent management information circular, the consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2004, and this Annual Information Form may be obtained upon request from the Corporate Secretary, Trizec Canada Inc., BCE Place, 181 Bay Street, Suite 3820, Toronto, Ontario, Canada M5J 2T3, or accessed through the Corporation’s website at www.trizeccanada.com, or at www.sedar.com. Information contained on these websites do not form part of this Annual Information Form.

     The Corporation shall provide to any person or company, upon request to the Corporate Secretary of Trizec Canada, the following documents:

(a)	at such time as the Corporation is in the course of a distribution of its securities pursuant to a short form prospectus or has filed a preliminary short form prospectus in respect of a proposed distribution of its securities:

(i)	one copy of its latest Annual Information Form, together with one copy of any document, or the pertinent pages of any document, incorporated therein by reference;

(ii)	one copy of its financial statements for its most recently completed financial year for which such financial statements have been filed together with the report of the auditor thereon, and management’s discussion and analysis of its financial condition and results of operations, and one copy of its interim financial statements subsequent to the filing of its annual financial statements;

(iii)	one copy of its management information circular in respect of its most recent annual meeting of shareholders which involved the election of directors; and

(iv)	one copy of any other reports which are incorporated by reference into the preliminary short form prospectus or the short form prospectus; or

(b)	at any other time, the documents referred to in clauses (a)(i), (ii) and (iii) above (provided that the Corporation may require, at its discretion, the payment of a reasonable charge from such person or company who is not one of its security holders where the documents are furnished under this clause (b)).

Trizec Canada Inc.	29	Renewal Annual Information Form

SCHEDULE A

TRIZEC PROPERTIES, INC. – RISK FACTORS
(excerpt from Trizec Properties, Inc. 10-K for the year ended December 31, 2004)

     “You should carefully consider the risks described below. These risks are not the only ones that our company may face. Additional risks not presently known to us or that we currently consider immaterial may also impair our business operations and hinder our ability to make expected distributions to our stockholders.

     This report also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below or elsewhere in this report.

Risks Relating To Trizec Properties’ Business

Our operating and financial performance and our financial condition, as well as the value of our real estate assets, are subject to the risks incidental to the ownership and operation of real estate properties.

     Our results of operations and financial condition, the value of our real estate assets, and the value of your investment are subject to the risks normally associated with the ownership and operation of real estate properties. These risks include, but are not limited to, the following:

.	adverse changes in the national and regional economic climate, as well as the local economic conditions in core markets in which our properties are located;

.	cyclical nature of the real estate industry, particularly in the commercial office sector, and possible oversupply of, or reduced demand for, office space in our core markets;

.	negative trends in employment levels;

.	competition from other commercial office real estate owners who own properties in our core markets;

.	unfavorable changes in market rental rates and our ability to rent space on favorable terms;

.	bankruptcy, insolvency or credit deterioration of our tenants;

.	increase in interest rates and lack of availability of financing;

.	increases in operating costs, including costs incurred for periodic renovations and repairs that are necessary as our properties age;

.	illiquidity of real estate assets, which may make it difficult for us to sell our real estate investments in response to changes in the economic climate and real estate industry;

.	civil unrest, acts of terrorism, earthquakes and other natural disasters or acts of God that may result in uninsured losses;

.	attractiveness of our properties to tenants; and

.	changes in the availability and affordability of insurance on commercially reasonable terms, in levels of coverage for our real estate assets and in exclusions from insurance policies for our real estate assets.

     In addition, applicable federal, state and local regulations, zoning and tax laws and potential liability under environmental and other laws may affect real estate values. Further, we must make significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges, throughout the period that we own real property regardless of whether the property is producing any income. The risks associated with real estate investments may adversely affect our operating results and financial position, and, therefore, may adversely affect the amount of our dividends or our ability to pay those dividends.

Trizec Canada Inc.	30	Renewal Annual Information Form

If we are not able to renew leases or enter into new leases on favorable terms or at all as our existing leases expire, our revenue, operating results and cash flows will be reduced.

     Scheduled lease expirations in our office portfolio over the next five years average approximately 9.7% annually on a consolidated basis at December 31, 2004. In particular, we expect significant lease expirations during 2005 for our office properties in the Atlanta, New York and Washington D.C. markets. We may be unable to promptly renew leases with our existing tenants or enter into new leases with new tenants as our existing leases expire due to economic and other factors. In addition, even if we were able to renew existing leases or enter into new leases in a timely manner, the terms of those leases may be less favorable to us than the terms of expiring leases because:

.	the rental rates of the renewal or new leases may be significantly lower than those of the expiring leases; or

.	substantial tenant installation costs, including the cost of required renovations or concessions to tenants, may be significant.

     If we are unable to enter into lease renewals or new leases on favorable terms or in a timely manner for all or a substantial portion of space that is subject to expiring leases, our revenue, operating results and cash flows will be adversely affected.

If a significant number of our tenants defaulted on their leases or sought bankruptcy protection, our cash flows and operating results would suffer.

     Our tenants may experience a downturn in their business, which could weaken their financial condition and result in the tenants’ inability to make rental payments in a timely manner. In some cases, a tenant that is facing financial difficulty may simply cease making rental payments. Either of these events will significantly harm our revenues and negatively affect our operating results. In addition, a tenant may seek the protection of bankruptcy, insolvency or similar laws and as part of the bankruptcy proceeding, a court may authorize the tenant to reject and terminate its lease with us. In such a case, our claim against the tenant for unpaid, future rent would be subject to a statutory cap that might be substantially less than the remaining rent owed under the lease. In any event, it is unlikely that a bankrupt tenant will pay in full the amounts it owes us under a lease. The resulting loss of rental payments and costs associated with re-leasing those leasable spaces could adversely affect our cash flows and operating results, thereby reducing the amount of our dividends.

Our business is substantially dependent on the economic climates of seven core markets and the adverse conditions in these markets, or in the national economy generally, may adversely impact our results of operations and financial condition.

     Our real estate portfolio consists of office properties in seven core markets, located in the following major metropolitan areas: Atlanta, Georgia; Chicago, Illinois; Dallas, Texas; Houston, Texas; Los Angeles, California; New York, New York; and Washington, D.C. As a result, our business is substantially dependent on the economic climate within these markets. A continuing, prolonged downturn in the economies of these core markets, or the impact that a downturn in the overall national economy may have on these markets, could result in further reduced demand for office space. A downturn in demand for office space in any one of our core markets could have a material impact on our ability to lease the office space in our portfolio and may adversely impact our financial results and our cash flows.

Provisions for losses of real estate investments may negatively affect our operating results.

     Under the relevant accounting rules, if we decide to sell one or more of our real estate assets, we are required to re-assess the fair value of those properties based on the anticipated operating income that such properties will generate in light of the reduction of their holding period. In addition, with respect to our properties that we intend to continue to own, we also are required to periodically assess the performance and prospects of

Trizec Canada Inc.	31	Renewal Annual Information Form

each such property. Based on reassessment, we are required to reflect on our financial statements the lower of either fair value or “carrying” (or book) value of these properties. To the extent that the fair value of these properties exceeds their carrying value, we are further required to recognize an impairment charge equal to such excess amount. During 2004, we recognized an aggregate impairment charge of approximately $121.7 million for our properties held for sale and certain of our operating properties. As we continue to monitor the performance of our properties and implement our repositioning strategy in the future, we may recognize additional impairment charges that are significant, which would adversely affect our results of operation.

We may have difficulty selling our properties due to economic, tax and other reasons. As a result, we may not be able to sell our properties when appropriate and our repositioning strategy may be negatively impacted.

     We implemented a repositioning strategy pursuant to which we commenced selectively disposing of our non-core properties in core and non-core markets. As part of our repositioning strategy, we sold fifteen office properties, a partial interest in one office property, a partial interest in a joint venture development, two retail properties and three land parcels, generating aggregate net proceeds of approximately $959.9 million during 2004. We intend to continue to pursue our repositioning strategy throughout 2005 and from time to time opportunistically sell other non-core properties as part of our overall business. However, real estate investments, especially large and high quality office properties like the ones that we own, can be difficult to sell quickly or at all, especially if market conditions are unfavorable. This may limit our ability to change our portfolio promptly in response to changes in economic or other conditions and continue to implement our repositioning strategy. In addition, federal tax laws impact our decisions to sell many of our properties. In this regard, under certain circumstances we could incur federal income tax liability upon the sale of properties that we have owned for fewer than four years and, until 2011, we are subject to federal income tax upon the sale of properties that we owned on January 1, 2001, which was the first day of our first year in which we were taxed as a REIT, but only on the “built-in gain” that existed with respect to those properties as of January 1, 2001. Further, for 2005, 2006 and 2007, if we recognize net capital gain on the sale of our office properties, we are required to reimburse Trizec Canada Inc. and its affiliates for the 35% federal income tax withholding that would apply to the portion of the “net capital gain” distributed to Trizec Canada Inc. and its affiliates. Also, we may enter into “tax protection agreements” with joint venture partners that would restrict our ability to sell the affected property in a taxable transaction for a limited period of time. These potential tax related costs and restrictions may affect our ability to sell properties in taxable transactions without adversely affecting returns to our stockholders. If we choose to sell our properties in tax-free exchanges we will not incur these tax costs, but we will be required to acquire additional properties within a specified statutory time-frame. These restrictions reduce our ability to respond promptly to changes in the performance of our investments and could adversely affect our financial condition and results of operations.

Actual or perceived threat of terrorism may adversely affect operating results from our properties.

     Our portfolio is concentrated in large metropolitan areas, some of which have been or may be perceived to be subject to terrorist attacks. Furthermore, many of our properties consist of high-rise buildings, which may also be subject to this actual or perceived threat, which could be heightened in the event that the U.S. engages in additional armed conflict. This could have a material adverse affect on our ability to lease the office space in our portfolio. Furthermore, the implementation of increased security measures at our properties increases property costs, which, in some cases, we may not be able to fully pass on to tenants. Each of these factors could have a material adverse impact on our operating results and cash flow, as well as the amount of our dividends.

Compliance with our tax cooperation agreement for the benefit of Trizec Canada Inc. may limit our flexibility in making real estate investments and conducting our business.

     In connection with our 2002 corporate reorganization, we entered into a tax cooperation agreement with TrizecHahn Office Properties Ltd., a wholly-owned, Canadian subsidiary of TrizecHahn Corporation. Under the agreement, we have agreed to continue to conduct our business activities with regard to the consequences to

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Trizec Canada Inc. and its affiliates under Canadian tax laws, as they may be amended from time to time. Compliance with this agreement may require us to conduct our business in a manner that may not always be the most efficient or effective because of potential adverse Canadian tax consequences to Trizec Canada Inc. and its affiliates. Furthermore, we may incur incremental costs due to the need to reimburse Trizec Canada Inc. and its affiliates for tax liabilities incurred by them as a result of our operations. The tax cooperation agreement terminates on December 31, 2007.

Our financial covenants could adversely affect our financial condition and results of operations.

     The financings secured by our properties contain customary covenants such as those that limit our ability, without the prior consent of the lender, to further mortgage the applicable property or to discontinue insurance coverage. In addition, our unsecured credit facility contains certain customary restrictions, requirements and other limitations on our ability to incur indebtedness, including debt ratios that we are required to maintain.

     We expect to rely on borrowings under the unsecured credit facility for working capital, liquidity, funds for dividends and to finance potential future acquisition and development activities. Our ability to borrow under the unsecured credit facility is subject to compliance with our financial and other covenants. If we are unable to borrow under the unsecured credit facility, or to refinance existing indebtedness, our financial condition and results of operations would likely be adversely impacted. If we breach covenants in a debt agreement, the lender can declare a default and require us to repay the debt immediately and, if the debt is secured, can take possession of the property securing the loan. In addition, some of our financings may be cross-defaulted or cross-accelerated to our other indebtedness. A cross-default or cross-acceleration may give the lenders under those financings the right also to declare a default or accelerate payment of the loan.

Our degree of our leverage may adversely affect business and the market price of our common stock.

     At December 31, 2004, our leverage, which we define as the ratio of our mortgage debt and other loans to the sum of net debt and the book value of stockholders’ equity, was approximately 53.1%. Our degree of leverage could adversely affect our ability to obtain additional financing for working capital, capital expenditures, acquisitions, developments or other general corporate purposes. Our degree of leverage could also make us more vulnerable to a downturn in our business or the economy generally. We do not currently have a policy limiting our degree of leverage, nor do our organizational documents contain such limits. We have entered into certain financial agreements that contain financial and operating covenants limiting our ability under certain circumstances to incur additional indebtedness. There is also a risk that a significant increase in the ratio of our indebtedness to the measures of asset value used by financial analysts may have an adverse effect on the market price of our common stock.

Our historical financial information may not be representative of our financial position, operating results and cash flows as a separate company.

     Our combined consolidated financial statements for periods prior to the effective date of our 2002 corporate reorganization have been carved out from the consolidated financial statements of TrizecHahn Corporation using the historical operating results and historical bases of the assets and liabilities of the businesses that we comprise. Accordingly, the historical financial information that we have included in this report does not necessarily reflect what our financial position, operating results and cash flows would have been had we been a separate, stand-alone public entity during all of the periods presented.

     Prior to the effective date of our 2002 corporate reorganization, TrizecHahn Corporation accounted for us as, and we operated as, a separate, stand-alone entity. Our costs and expenses include payments made to TrizecHahn Corporation for direct reimbursement of third-party purchased services and a portion of salaries, for certain employees, for direct services rendered. We consider these charges to be reasonable reflections of the use of services provided to us for the benefit that we received.

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     Our historical financial information is not necessarily indicative of what our operating results, financial position and cash flows will be in the future. We have not made adjustments to our historical financial information to reflect changes that have occurred in our cost structure as a result of our 2002 corporate reorganization, including increased costs associated with being a publicly traded, stand-alone company. These incremental costs included, but are not limited to, additional senior management compensation expense to supplement the existing management team, and internal and external public company corporate compliance costs.

If we are unable to manage our interest rate risk effectively, our cash flows and operating results may suffer.

     At December 31, 2004 we had approximately $108.8 million of debt outstanding subject to variable interest rates, and we may incur additional debt that bears interest at variable rates. Accordingly, if interest rates increase, our debt costs will also increase. To manage our overall interest rate risk, we enter into fixed rate loans and floating rate loans. We also enter into interest rate protection agreements consisting of swap contracts and cap contracts in order to mitigate the effect of increasing rates on a portion of our floating rate debt. Developing an effective interest rate strategy, however, is complex, and no strategy can completely insulate us from the risks associated with interest rate fluctuations. Despite our hedging activities, we cannot assure you that we will be able to manage our interest rate risk effectively or that our variable rate exposure will not have a material adverse effect on our cash flows, operating results and cash available for distribution. Furthermore, our interest rate hedging arrangements may expose us to additional risks, including additional costs, such as transaction fees or breakage costs, or requirements to post collateral for hedges that may have decreased in value since execution. Although our interest rate risk management policy establishes minimum credit ratings for counterparties, this does not eliminate the risk that a counterparty may fail to honor its obligations. We cannot assure you that our hedging activities will have the desired beneficial impact on our results of operations or financial condition.

Our insurance may not cover some potential losses or may not be obtainable at commercially reasonable rates, which could adversely affect our financial condition and results of operations.

     We carry insurance on our properties of types and in amounts that we believe are in line with coverage customarily obtained by owners of similar properties. The property insurance that has been maintained historically has been on an “all risk” basis, which until 2003 included losses caused by acts of terrorism. Following the terrorist activity of September 11, 2001 and the resulting uncertainty in the insurance market, insurance companies generally excluded insurance against acts of terrorism from their “all risk” policies. As a result, our “all risk” insurance coverage contained specific exclusions for losses attributable to acts of terrorism. In light of this development, for 2003 we purchased stand-alone terrorism insurance on a portfolio-wide basis with an annual aggregate limit of $250 million. Effective December 31, 2003, we amended our insurance coverage for acts of terrorism as a result of the Terrorism Risk Insurance Act of 2002 (“TRIA”) enacted by Congress and signed into law by President Bush in November 2002. Effective December 31, 2003, we formed a wholly-owned taxable REIT subsidiary, Concord Insurance Limited (“Concord”), to act as a captive insurance company and be the primary carrier with respect to our terrorism insurance program. Our expired terrorism insurance program that provided a limit of $250 million in the aggregate per year was replaced with a terrorism insurance program with a limit of $500 million per occurrence, as prescribed under the provisions of TRIA. This current terrorism insurance program provides coverage for certified nuclear, chemical and biological exposure, whereas the previous insurance coverage did not cover such exposure. Under TRIA, we have a per occurrence deductible of $0.1 million and retain responsibility for 10% of the cost of each nuclear, chemical and biological certified event up to a maximum of $50 million per occurrence. If the certified terrorism event is not found to be a nuclear, chemical or biological event, our 10% exposure is limited to the $0.1 million deductible. The federal government is obligated to cover the remaining 90% of the loss above the deductible up to $100 billion in the aggregate annually. Since the limit with respect to our portfolio may be less than the value of the affected properties, terrorist acts could result in property damage in excess of our current coverage, which could result in significant losses to us due to the loss of capital invested in the property, the loss of revenues from the impacted property and the capital that would have to be invested in that property. Any such circumstance could have a

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material adverse effect on our financial condition and results of our operations. In the future, we may obtain different coverage depending on the availability and cost of third party insurance in the marketplace.

     During 2003, we received notices to the effect that our insurance coverage against acts of terrorism may not comply with loan covenants under certain debt agreements. We reviewed our coverage and believe that it complied with these documents and that our insurance coverage adequately protected the lenders’ interests. We initiated discussions with these lenders to satisfy their concerns and assure that their interests and our interests are adequately protected. As a result of our discussions, the lenders who sent notices in 2003 accepted the insurance coverage that we provided, one of whom did so with a formal written irrevocable waiver for the 2003 policies.

     The new terrorism insurance program described above became effective on December 31, 2003. Because the program relies upon TRIA, which was not signed into law until November 2002, it does not conform to the formal insurance requirements of the loan covenants that pre-dated TRIA. If a lender takes the position that our insurance program is not in compliance with covenants in a debt agreement, we could be deemed to be in default under the agreement. In that case, we may decide to obtain insurance to replace or supplement our insurance program in order to fulfill the lender’s request. In the future, our ability to obtain debt financing, or the terms of such financing, may be adversely affected if lenders insist upon additional requirements or greater insurance coverage against acts of terrorism than may be available to us in the marketplace at rates or on terms that are commercially reasonable.

     Effective May 1, 2004, we elected to also utilize Concord to underwrite our general liability and workers compensation insurance programs. Under such insurance programs, we are generally responsible for up to $0.3 million per claim for both general liability and workers compensation. We maintain excess liability insurance with independent insurance carriers to minimize risks related to catastrophic claims. Liabilities associated with the risks that are retained by us are estimated, in part, by considering historical claims experience, demographic factors, severity factors and other actuarial assumptions. The estimated accruals for these liabilities could be significantly affected if future occurrences and claims differ from these assumptions and historical trends.

     Insofar as we own Concord, we are responsible for its liquidity and capital resources, and the accounts of Concord are part of our consolidated financial statements. If we experience a loss and Concord is required to pay under its insurance policies, we would ultimately record the loss to the extent of Concord’s required payment.

     Effective December 31, 2004, we formed Concordia Insurance LLC and Chapman Insurance LLC to underwrite terrorism, general liability and workers compensation insurance programs for our wholly owned and joint venture properties, respectively. Effective December 31, 2004, Concord underwrote terrorism, general liability and workers compensation insurance programs only for properties for which we have third party management agreements.

     Our earthquake insurance on our properties located in areas known to be subject to earthquakes is in an amount and subject to deductibles that we believe is commercially reasonable. However, the amount of earthquake insurance coverage may not be sufficient to cover all losses from earthquakes. Since the limit with respect to our portfolio may be less than the value of the affected properties, earthquakes could result in property damage in excess of our current coverage, which could result in significant losses to us due to the loss of capital invested in the property, the loss of revenues from the impacted property and the capital that would have to be invested in that property. Any such circumstance could have a material adverse effect on our financial condition and results of operations. As a result of increased costs of coverage and decreased availability, the amounts of the third party earthquake insurance we may be able to purchase on commercially reasonable terms may be reduced. In addition, we may discontinue earthquake insurance on some or all of our properties in the future if the premiums exceed our estimate of the value of the coverage.

     There are other types of losses, such as from acts of war, acts of bio-terrorism or the presence of mold at our properties, for which coverage is not available in the market to us or other purchasers of commercial

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insurance policies. With respect to such losses and losses from acts of terrorism, earthquakes or other catastrophic events, if we experience a loss that is uninsured or that exceeds policy limits, we could lose the capital invested in the damaged properties, as well as the anticipated future revenues from those properties. Depending on the specific circumstances of each affected property, it is possible that we could be liable for mortgage indebtedness or other obligations related to the property. Any such loss could materially and adversely affect our business and financial condition and results of operations.

     Additionally, although we generally obtain owners’ title insurance policies with respect to our properties, the amount of coverage under such policies may be less than the full value of such properties. If a loss occurs resulting from a title defect with respect to a property where there is no title insurance or the loss is in excess of insured limits, we could lose all or part of our investment in, and anticipated income and cash flows from, such property.

Fixed real estate costs may intensify revenue losses when income from our properties decreases.

     Our financial results depend primarily on leasing space in our office properties to tenants on terms favorable to us. Costs associated with real estate investments, such as real estate taxes and maintenance and other operating costs, generally do not decrease even when a property is not fully occupied or other circumstances cause a reduction in income from the property. Cash flow and income from the operations of our properties may be reduced if a tenant does not pay its rent. Under those circumstances, we might not be able to enforce our rights as landlord without delays, we may be unable to re-lease properties on favorable terms and we might incur substantial legal costs. Additionally, new properties that we may acquire or develop may not produce significant revenue immediately, and the cash flow from existing operations may be insufficient to pay the operating expenses and debt service associated with that property until the property is fully leased. Each of these circumstances can further reduce cash flows and operating results by requiring us to expend capital to cover our fixed real estate costs, thereby reducing the amount of our dividends.

Competition may adversely affect the ability to lease our properties, which may cause our cash flows and operating results to suffer.

     We face significant competition from developers, managers, operators and owners of office and mixed-use properties in seeking tenants for our properties. These competing properties may have vacancy rates higher than our properties, which may result in their owners being willing to make space available at lower prices than the space in our properties, particularly if there is an oversupply of space available in the market. Competition for tenants could have a material adverse effect on our ability to lease our properties and on the rents that we may charge or concessions that we must grant. If our competitors adversely impact our ability to lease our properties, our cash flows and operating results may suffer, and consequently we may reduce the amount of our dividends.

We face significant competition for acquisitions which could adversely affect our growth strategy.

     Assuming we are able to obtain capital on commercially reasonable terms and the market conditions are favorable, we may selectively acquire new office properties in our core markets and other key locations as part of our growth and repositioning strategy. However, we face significant competition from other well-capitalized real estate investors, including both publicly traded and private REITs, investment banks, and institutional investment funds for attractive investment opportunities. Such competition may significantly increase the purchase price of new acquisitions or prevent us from acquiring a desired property, which would adversely affect our operating results and adversely affect our growth and repositioning strategy.

Our acquisitions may fail to perform as expected.

     Even if we are able to find and acquire suitable office properties, those properties may fail to perform as expected. For example, we may underestimate the costs necessary to bring an acquired property up to standards established for its intended market position or may be unable to quickly and efficiently integrate new acquisitions

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into our existing operations. We may also acquire properties subject to liabilities and without any recourse, or with only limited recourse, with respect to unknown liabilities. Each of these factors could have an adverse affect on our results of operations and financial condition.

Because we must distribute a substantial portion of our net income to qualify as a REIT, we will be dependent on third-party sources of capital to fund our future capital needs.

     To qualify as a REIT, we generally must distribute to our stockholders at least 90% of our net taxable income each year, excluding capital gains. Because of this distribution requirement, it is not likely that we will be able to fund all of our future capital needs, including capital for property acquisitions and developments, from our net income. In addition, we may not have sufficient cash or other liquid assets on hand to satisfy our distribution requirements in any one year. Therefore, we will have to rely on third-party sources of capital to fund these obligations, which may not be available on favorable terms or at all. Our access to third-party sources of capital depends on a number of things, including the market’s perception of our growth potential and our current and potential future earnings. If we are not able to obtain third-party sources of capital on favorable terms, our results of operations could be adversely affected, which could result in a decline in the market value of our securities. If we are not able to obtain capital from third-parties at all, our results of operations likely would be adversely affected, and our ability to make distributions to our stockholders and qualify as a REIT could be jeopardized. Moreover, additional equity offerings may result in substantial dilution of our stockholders’ interests, and additional debt financing may substantially increase our leverage.

We face risks associated with the use of debt to finance our business, including refinancing risk.

     We incur debt in the ordinary course of our business. We expect that we will repay prior to maturity only a small portion of the principal of our debt. We therefore plan to meet our maturing debt obligations partly with existing cash and available credit, cash flows from operations and sales of non-core assets, but primarily through the refinancing of maturing debt obligations with other debt. We are subject to risks normally associated with debt financing, and our ability to refinance our debt will depend on:

.	our financial position;

.	the estimated cash flow of our properties;

.	the value of our properties;

.	liquidity in the debt markets;

.	the availability on commercially acceptable terms of insurance coverage required by lenders;

.	general economic and real estate market conditions; and

.	financial, competitive, business and other factors, including factors beyond our control.

     We cannot assure you that any refinancing of debt with other debt will be possible on terms that are favorable or acceptable to us. If we cannot refinance, extend or pay principal payments due at maturity with the proceeds of other capital transactions, such as new equity capital, our cash flows will not be sufficient in all years to repay debt as it matures.

Restrictions in loan agreements may limit the distributions we receive from our operating subsidiaries and the amounts available for distributions to you as dividends on our common stock.

     We conduct our operations through operating subsidiaries. We and some of our subsidiaries, including subsidiaries that carry on a substantial part of our overall business, are parties to loan agreements containing provisions that require the maintenance of financial ratios and impose limitations on additional indebtedness and distributions in respect of capital stock. These provisions may limit the amount and flexibility of our current and future financings, the receipt of cash distributions from some of our subsidiaries and, therefore, the amounts that will be available for distributions to you as dividends on our common stock. In addition, to qualify as a REIT, we generally must distribute to our stockholders at least 90% of our net taxable income each year, excluding capital

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gains. The provisions in loan agreements discussed above may impair our ability to make the requisite distributions to our stockholders and may force us to borrow funds on a short-term basis to meet the distribution requirements. We cannot assure you that we will be able to borrow funds on terms that are favorable to us.

Our success depends on key personnel whose continued service is not guaranteed.

     We depend on the efforts of executive officers and other key personnel, particularly Timothy H. Callahan, our president and chief executive officer. Among the reasons that they are important to our success is that each has a national reputation which attracts business and investment opportunities and assists us in negotiations with lenders. Our regional executive officers also have strong regional reputations. Their reputations aid us in identifying opportunities, having opportunities brought to us, and negotiating with tenants and build-to-suit prospects. While we believe we could find replacements for these key personnel, the loss of their services could adversely impact our relationships with potential tenants, lenders and industry personnel.

Environmental problems at our properties are possible and may be costly.

     We are subject to various federal, state and local laws and regulations relating to environmental matters, as described in more detail above under “Item 1 – Business – Environmental Matters”. Under these laws, we are exposed to liability primarily as an owner or operator of real property and, as such, we may be responsible for the cleanup or other remediation of contaminated property, which could result in substantial costs that could adversely affect our operating results and cash flow.

     We believe that our exposure to environmental liabilities under currently applicable laws is not material. We cannot assure you, however, that we currently know of all circumstances that may give rise to such exposure. Furthermore, environmental laws and regulations can change rapidly, and we may become subject to more stringent environmental laws and regulations in the future. Compliance with more stringent environmental laws and regulations could have a material adverse effect on our operating results or financial condition.

Additional regulations applicable to our properties could require us to make substantial expenditures to ensure compliance, which could adversely affect our cash flows and operating results.

     Our properties are, and properties that we may acquire in the future will be, subject to various federal, state and local regulatory requirements such as local building codes and other similar regulations. If we fail to comply with these requirements, governmental authorities may impose fines on us or private litigants may be awarded damages against us.

     We believe that our properties are currently in substantial compliance with all applicable regulatory requirements. New regulations or changes in existing regulations applicable to our properties, however, may require us to make substantial expenditures to ensure regulatory compliance, which would adversely affect our cash flows and operating results.

Compliance with changing regulation of corporate governance and public disclosure may result in additional expense.

     Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations and New York Stock Exchange rules, are creating uncertainty for companies such as ours. These new or changed laws, regulations and standards are subject to varying interpretations in many cases due to their lack of specificity, and as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies, which could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We are committed to maintaining high standards of corporate governance and public disclosure. As a result, our efforts to comply with evolving laws, regulations and standards have resulted in, and are likely to continue to result in, increased general and administrative expenses

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and a diversion of management time and attention from revenue-generating activities to compliance activities. In particular, our efforts to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding our required assessment of our internal controls over financial reporting and our external auditors’ audit of that assessment has required the commitment of significant financial and managerial resources. In addition, it has become more difficult and more expensive for us to obtain director and officer liability insurance, and we have purchased reduced coverage at substantially higher costs than in past. We expect these efforts to require the continued commitment of significant resources. Further, our board members, chief executive officer and chief financial officer could face an increased risk of personal liability in connection with the performance of their duties. As a result, we may have difficulty attracting and retaining qualified board members and executive officers, which could harm our business. If our efforts to comply with new or changed laws, regulations, and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, our reputation may be harmed.

We do not have sole control over the properties that we hold with co-venturers or partners or over the revenues and certain decisions associated with those properties, which may limit our flexibility with respect to these investments.

     As of December 31, 2004, we owned interests in seven unconsolidated real estate joint ventures and one unconsolidated development joint venture. The office properties that we own through unconsolidated real estate joint ventures or partnerships totaled approximately 7.0 million square feet, with our ownership interest totaling approximately 3.5 million square feet. In addition, we owned interests in two consolidated real estate joint ventures totaling approximately 900,000 square feet. A joint venture or partnership involves risks, including the risk that a co-venturer or partner:

.	may have economic or business interests or goals that are inconsistent with our economic or business interests or goals;

.	may take actions contrary to our instructions or requests, or contrary to our policies or objectives with respect to our real estate investments (including actions that may be inconsistent with our REIT status);

.	may have to give its consent with respect to certain major decisions, including the decision to distribute cash, refinance a property or sell a property; and

.	may become bankrupt, limiting its ability to meet calls for capital contributions and potentially making it more difficult to refinance or sell the property.

     We do not have sole control of certain major decisions relating to the properties that we own through joint ventures, including decisions relating to:

.	the sale of the properties;

.	refinancing;

.	timing and amount of distributions of cash from such properties to us;

.	capital improvements; and

.	calling for capital contributions.

     In some instances, although we are the property manager for a joint venture, the other joint venturer retains approval rights over specific leases or our leasing plan. In addition, the sale or transfer of interests in some of our joint ventures and partnerships is subject to rights of first refusal or first offer and some joint venture and partnership agreements provide for buy-sell or similar arrangements. Such rights may be triggered at a time when we may not want to sell but may be forced to do so because we may not have the financial resources at that time to purchase the other party’s interest. Such rights may also inhibit our ability to sell our interest in a property or a joint venture or partnership within our desired time frame or on any other desired basis.

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Our failure to qualify as a REIT would decrease the funds available for distribution to our stockholders and adversely affect the market price of our common stock.

     We believe that we have qualified for taxation as a REIT since 2001. We intend to continue to meet the requirements for taxation as a REIT, but we cannot assure stockholders that we will qualify as a REIT. If we fail to qualify for taxation as a REIT in any taxable year, we will face serious tax consequences that will substantially reduce the funds available for dividend distributions due to the following reasons:

.	we will be subject to tax on our taxable income at regular corporate rates;

.	we will not be able to deduct, and will not be required to make, distributions to stockholders in any year in which we fail to qualify as a REIT;

.	we could be subject to federal alternative minimum tax or increased state and local taxes; and

.	unless we are entitled to relief under specific statutory provisions, we will be disqualified from taxation as a REIT for the four taxable years following the year during which we lost our qualification.

     Furthermore, if we failed to qualify as a REIT for 2007, the conversion rights of the holder of our Class F convertible stock, Trizec Canada Inc. and its affiliates, could be triggered and, as a result, your interest in us would be immediately diluted and the value of our common stock would be adversely affected. In addition, failing to qualify as a REIT likely would impair our ability to raise capital and expand our business, and likely would adversely affect the market price of our common stock.

     Determination of REIT status is highly technical and complex. Even a technical or inadvertent mistake could endanger our REIT status. The determination that we qualify as a REIT requires an ongoing analysis of various factual matters and circumstances, some of which may not be within our control. For example, to qualify as a REIT, at least 95% of our gross income must come from sources that are itemized in the REIT tax laws, and we are prohibited from owning specified amounts of debt or equity securities of some issuers. We are also required to distribute to shareholders at least 90% of our REIT taxable income, excluding capital gains. The fact that we hold some of our assets through joint ventures and our ongoing reliance on factual determinations, such as determinations related to the valuation of our assets, further complicate the application of the REIT requirements. Furthermore, the Internal Revenue Service, or IRS, could change tax laws and regulations or the courts may issue new rulings that make it more difficult or impossible for us to maintain REIT status. We do not believe that any pending or proposed law changes could change our REIT status. We cannot guarantee, however, that we will continue to be qualified and taxed as a REIT because our qualification and taxation as a REIT will depend upon our ability to meet the requirements imposed under the Internal Revenue Code of 1986, as amended, on an ongoing basis.

Risks Relating To Our Capital Stock

P.M. Capital Inc., a corporation controlled by Peter Munk, our chairman, maintains an ownership interest in Trizec Canada Inc. by which Mr. Munk will control the election of members of our board of directors until January 1, 2008.

     Mr. Munk, our chairman and the chairman of Trizec Canada Inc., controls P.M. Capital Inc. P.M. Capital, through its ownership of Trizec Canada Inc.’s multiple voting shares, has a majority of the votes in elections of Trizec Canada Inc.’s board of directors and on other matters to be voted on by Trizec Canada shareholders. Trizec Canada Inc., through its indirect ownership of our common stock and special voting stock, has a majority of the votes in elections of our board of directors until January 1, 2008, provided that Trizec Canada Inc. or its subsidiaries hold our special voting stock until such time. Mr. Munk’s effective control of Trizec Canada Inc. will therefore enable him to elect our entire board of directors. Although a nominating committee composed of independent members of our board of directors nominates candidates for election to our board, until January 1, 2008, Mr. Munk may exercise his control over us to elect alternative candidates.

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Additionally, as long as Mr. Munk has this right to elect directors, he also has the power at any time, under Delaware law, to remove one or more directors.

Limitations on ownership of our capital stock by stockholders that are not qualifying “U.S. Persons” may adversely affect the market price of our common stock.

     Our certificate of incorporation contains an ownership limitation that is designed to enable us to qualify in the future as a “domestically-controlled” REIT within the meaning of Section 897(h)(4)(B) of the Internal Revenue Code of 1986, as amended. This limitation restricts any person that is not a qualifying “U.S. person” (as defined in our certificate of incorporation) from beneficially owning our capital stock if that person’s holdings, when aggregated with shares of our capital stock beneficially owned by all other persons that are not qualifying “U.S. persons,” would exceed 45% by value of our issued and outstanding capital stock. Our certificate of incorporation defines “U.S. Person” for this purpose as a person that falls within at least one of the following 16 categories:

.	a U.S. citizen;

.	a U.S. resident individual;

.	an S corporation;

.	a partnership, limited liability company (or other entity classified as a partnership for U.S. federal income tax purposes) (a) that is created or organized in or under the laws of the United States or any State or the District of Columbia and (b) at least 95% (by value) of the interest in which are owned by U.S. Persons;

.	a corporation or business trust (or other entity classified as a corporation for United States federal income tax purposes) (a) that is created or organized in or under the laws of the United States or any State or the District of Columbia and (b) at least 95% (by value) of the shares, units or other ownership interests in which are owned by U.S. Persons;

.	an estate if (a) its income is subject to U.S. tax regardless of source and (b) at least 95% of amounts distributable by it are distributable to U.S. Persons;

.	a registered investment company (as defined in Section 851 of the Code) that is offered for sale only in the United States;

.	a trust if (a) a court within the United States is able to exercise primary jurisdiction over its administration, (b) one or more United States persons (as defined in Section 7701(a)(30) of the Code) have the authority to control all substantial decisions of the trust, and (c) at least 95% of amounts distributable by it are distributable to U.S. Persons;

.	a corporation, fund, foundation or other organization organized under the laws of the United States or any State or the District of Columbia and that is generally exempt from tax therein and is described in Section 501(c)(3) of the Code;

.	a legal person organized under the laws of the United States or any State or the District of Columbia and that is generally exempt from tax therein and is established and maintained to provide pensions or other similar benefits in connection with employment pursuant to a plan (including, without limitation, (a) a trust described in Section 401(a) of the Code and (b) an “eligible deferred compensation plan” as defined in Section 457 of the Code in respect of which the employer is a U.S. Person);

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.	a simplified employee pension plan described in Section 408(k) of the Code, an individual retirement account, an account described in Section 408(p) of the Code, an annuity plan described in Section 403 of the Code, and any similar plan permitted under the Code in respect of individual retirement benefits or similar benefits, provided that in each case at least 95% of all amounts payable under such plan are payable to U.S. Persons;

.	a group trust in which assets of persons described in paragraph (10) or (11) above are pooled;

.	a Keough plan, provided that at least 95% of all amounts payable under such plan are payable to U.S. Persons;

.	a governmental entity consisting of any of: (a) any governing body of the United States, or of a political subdivision or local authority of the United States; (b) a person that is wholly owned, directly or indirectly, by the United States or a political subdivision or local authority of the United States provided (i) it is created or organized in or under the laws of the United States, or of any State or the District of Columbia, (ii) its earnings are credited to its own account with no portion of its income inuring to the benefit of any private person, and (iii) its assets vest in the United States or a political subdivision or local authority of the United States upon dissolution; and (c) a pension trust or fund of a person described in subparagraph (a) or (b) that is created or organized in or under the laws of the United States or of any State or of the District of Columbia and that is constituted and operated exclusively to administer or provide pension benefits to individuals in respect of services rendered to such person in the discharge of functions of a governmental nature;

.	a “common trust fund” as defined in Section 584 of the Code or separate account, respectively, (a) established by a bank or insurance company, respectively, organized in the United States or under the laws of the United States or any State or the District of Columbia and (b) at least 95% (by value) of the interests in which are owned by U.S. Persons; or

.	an investment club or similar entity (a) that is created or organized in or under the laws of the United States or any State or the District of Columbia and (b) at least 95% (by value) of the interests in which are owned by U.S. Persons.

     As a result of our enforcement of this ownership limitation, persons other than qualifying U.S. Persons are effectively excluded from the market for our common stock. Moreover, beneficial holders of 2% or more of our outstanding stock are required to provide certain information to us on an ongoing basis in order to avoid the presumption that such beneficial holder is not a qualifying U.S. Person. The inability of holders of our common stock to sell their shares to persons other than qualifying U.S. Persons may adversely affect the market price of our common stock.

Higher market interest rates may adversely affect the market price of our common stock.

     One of the factors that investors may consider important in deciding whether to buy or sell shares of a REIT is the dividend with respect to such REIT’s shares as a percentage of the price of those shares, relative to market interest rates. If market interest rates go up, prospective purchasers of shares of our common stock may require a higher yield on our common stock. Higher market interest rates would not, however, result in more funds for us to distribute and, to the contrary, would likely increase our borrowing costs and potentially decrease funds available for distribution. Thus, higher market interest rates could adversely affect the market price of our common stock.

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The sale or availability for sale of approximately 60 million shares of our common stock owned indirectly by Trizec Canada Inc. or shares of our common stock that may be issued hereafter could adversely affect the market price of our common stock.

     As a result of our 2002 corporate reorganization, approximately 60 million shares, or approximately 40% of the outstanding shares of our common stock, are held by Trizec Canada Inc. through an indirect, wholly-owned Hungarian subsidiary. Dispositions of this common stock may occur in the following circumstances:

.	Trizec Canada Inc. shareholders will have the right to redeem their shares from time to time, and Trizec Canada Inc. will have the option of satisfying these redemptions with shares of our common stock held by the Hungarian subsidiary.

.	Trizec Canada Inc. may cause the Hungarian subsidiary to dispose of some or all of the shares of our common stock held by the Hungarian subsidiary at any time for any reason. In this regard, it should be noted that it is expected that we will qualify as a “domestically-controlled” REIT in mid to late 2007, at which time the Hungarian subsidiary could sell its shares of our common stock without incurring U.S. federal income tax liability with respect to such stock.

We may issue additional shares of our common stock:

.	upon exercises of our stock options and warrants; and

.	upon conversions of our Class F convertible stock (for additional information on the conversion of our Class F convertible stock, see “Risk Factors—The issuance of additional shares of our common stock pursuant to the terms of our Class F convertible stock may dilute your interest in our company and adversely affect the market price of our common stock” below).

     To permit market sales of our common stock in the circumstances described above, including by subsequent holders, we have registered or agreed to register under the Securities Act of 1933, as amended, all of the common stock described above.

     In addition, Trizec Canada Inc.’s Hungarian subsidiary has pledged as collateral for secured credit facilities of TrizecHahn Corporation a portion of the shares of our common stock that it holds, and in the event of a default the pledgee under those facilities may realize on the pledge and sell the shares.

     We cannot predict what effect, if any, market sales of shares of our common stock held indirectly by Trizec Canada Inc. or issued upon exercises of our stock options or warrants or upon conversions of our Class F convertible stock would have on the market price of our common stock. We are also unable to predict what effect, if any, the availability of any of these shares for future sale may have on the market price of our common stock. Future sales of substantial amounts of our common stock, or the perception that these sales could occur, may adversely affect the market price of our common stock.

Limits on changes of control may discourage takeover attempts that may be beneficial to holders of our common stock.

     Provisions of our certificate of incorporation and bylaws, as well as provisions of the Internal Revenue Code of 1986, as amended, and Delaware corporate law, may:

.	delay or prevent a change of control over us or a tender offer for our common stock, even if those actions might be beneficial to holders of our common stock; and

.	limit our stockholders’ opportunity to receive a potential premium for their shares of common stock over then-prevailing market prices.

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     For example, primarily to facilitate the maintenance of our qualification as a REIT, our certificate of incorporation generally prohibits ownership, directly or indirectly, by any single stockholder of more than 9.9% of the value of outstanding shares of our capital stock. Our board of directors may modify or waive the application of this ownership limit with respect to one or more persons if it receives a ruling from the Internal Revenue Service or an opinion of counsel concluding that ownership in excess of this limit with respect to one or more persons will not jeopardize our status as a REIT. The ownership limit, however, may nevertheless have the effect of inhibiting or impeding a change of control over us or a tender offer for our common stock. Similarly, our certificate of incorporation prohibits more than 45% of the value of our outstanding equity stock from being owned by stockholders who are not qualifying U.S. Persons (as defined in our certificate of incorporation). This provision also could inhibit change of control transactions or a tender offer for our common stock, as could the existence of our Class F convertible stock. (For additional information on the conversion of our Class F convertible stock, see “Risk Factors—The issuance of additional shares of our common stock pursuant to the terms of our Class F convertible stock may dilute your interest in our company and adversely affect the market price of our common stock” below).

Dividends payable on our special voting stock may decrease the amount of our dividends on our common stock and there may be an increase in the amount of dividends on our special voting stock as a result of anticipated changes in the U.S.-Hungary income tax treaty.

     As a result of our 2002 corporate reorganization, Trizec Canada Inc. owns indirectly approximately 40% of our common stock. Substantially all of the 40% interest is owned through an indirect, wholly-owned Hungarian subsidiary and a small number of shares are owned through an indirect, wholly-owned Canadian subsidiary of Trizec Canada Inc. The Trizec Canada Inc. subsidiaries will be subject to taxes, expected to be only U.S. and Hungarian cross-border withholding taxes, in respect of dividends paid by us to the Canadian subsidiary and the Hungarian subsidiary and by the Hungarian subsidiary to the Canadian subsidiary.

     The Hungarian subsidiary currently holds all of our special voting stock. As the holder of this stock, the Hungarian subsidiary is entitled to dividends from us that, when aggregated with dividends received by the Hungarian subsidiary on our common stock and after deducting related non-Canadian taxes, including the withholding taxes described above, will equal the dividends received by our U.S. stockholders on our common stock on a per share basis. Dividends on our special voting stock will be payable only in connection with common stock dividends paid by us prior to December 2007.

     The U.S.-Hungary income tax treaty generally provides for a reduced rate of U.S. cross-border withholding taxes applicable to dividends paid by us to the Hungarian subsidiary. The income tax treaty is currently being renegotiated. We expect that as a result of the renegotiation, the effective rate of U.S. and Hungarian cross-border withholding taxes required to be paid on the aforementioned common stock and special voting stock ordinary income dividends could increase from approximately 10% to approximately 30% (and possibly up to approximately 35% if Trizec Canada Inc. were not to restructure its Hungarian subsidiary). We do not presently know how long the renegotiation process will take. If, however, an increased tax rate took effect at any time prior to the expiration of the dividend right on our special voting stock, any dividends paid on our special voting stock would increase, thereby decreasing the amount available for dividends on our common stock.

The issuance of additional shares of our common stock pursuant to the terms of our Class F convertible stock may dilute your interest in our company and adversely affect the market price of our common stock.

     In order that Trizec Canada Inc. and its subsidiaries, on the one hand, and our other stockholders, on the other hand, will share ratably any FIRPTA tax, as described below, that Trizec Canada Inc. and its affiliates may incur, we have issued all outstanding shares of our Class F convertible stock to the indirect, wholly-owned Hungarian subsidiary of Trizec Canada Inc. Under the terms of the Class F convertible stock, this stock is convertible into shares of our common stock if Trizec Canada Inc. or its affiliates or their subsidiaries incur FIRPTA tax and any related costs, interest and penalties in connection with:

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.	the 2002 corporate reorganization; or

.	specified future transactions or events that allow for the conversion of our Class F convertible stock into common stock, including:

–	dispositions of our common stock in connection with major corporate transactions or events, such as mergers, requiring the approval of a specified portion of our common stockholders or the tendering of a specified portion of our common stock to affect those transactions or events, and

–	transactions or events during a specified period after the end of the five-year period ending in 2007, after which it is expected that we will qualify as a “domestically-controlled” REIT.

     In general, a foreign corporation disposing of a U.S. real property interest, including shares of U.S. corporations whose principal assets are U.S. real estate, is subject to a tax, known as FIRPTA tax, equal to 35% of the gain recognized on the disposition of that property interest. If, however, the interest being disposed of is an interest in a REIT that qualifies as a “domestically-controlled” REIT within the meaning of Section 897(h)(4)(B) of the Internal Revenue Code of 1986, as amended, no FIRPTA tax is payable. We will qualify as a “domestically-controlled” REIT only if less than 50% of our capital stock, by value, has been owned directly or indirectly by non-U.S. persons during a continuous five-year period ending on the date of the disposition.

     If Trizec Canada Inc. or its affiliates incur FIRPTA tax in connection with the circumstances discussed above, our Class F convertible stock will be convertible into additional shares of our common stock in an amount sufficient to fund the payment of the FIRPTA tax, plus reasonable costs and expenses in connection with the payment of the tax. If we are required to issue additional shares of our common stock pursuant to the terms of our Class F convertible stock, all shares of our common stock, including those held indirectly by Trizec Canada Inc., would suffer immediate dilution, which could be substantial. In addition, the sale of our common stock by Trizec Canada Inc. or its subsidiaries to fund the payment of FIRPTA tax in the circumstances discussed above may adversely affect the market price of our common stock. We do not believe that Trizec Canada Inc. and its affiliates should incur a material amount of FIRPTA tax in connection with any of the transfers made as part of our 2002 corporate reorganization. We cannot assure you, however, that no material amount of FIRPTA tax would be payable.

     We are not currently planning to undertake any transactions or events that would allow for the conversion of our Class F convertible stock, including any transactions or events requiring the approval of a specified portion of our common stockholders or the tendering of a specified portion of our common stock to affect those transactions or events. We cannot assure you, however, that any of those transactions or events will not take place during the five-year period required for our qualification as a “domestically-controlled” REIT. If any such transactions or events were to take place at such time, Trizec Canada Inc. or its subsidiaries might incur at least some amount of FIRPTA tax. Furthermore, the existence of our Class F convertible stock may have the effect of inhibiting or impeding a change of control over us or a tender offer for our common stock.

     Our certificate of incorporation and corporate policies are designed to enable us to qualify as a “domestically-controlled” REIT after the end of the five-year period described above. Accordingly, we believe that after the end of the five-year period required for our qualification as a “domestically-controlled” REIT, neither Trizec Canada Inc. nor its subsidiaries should incur a material amount of FIRPTA tax under circumstances that would allow the holder of our Class F convertible stock to exercise its conversion right. The ownership restrictions relating to non-U.S. Persons in our certificate of incorporation are intended to prohibit ownership by persons if such ownership would cause us to violate the requirements for being a “domestically-controlled” REIT. We believe these provisions will be effective, although certainty in this regard is not possible. Legislative developments during the relevant five-year qualification period could also affect our ability to qualify as a “domestically-controlled” REIT. Therefore, we cannot assure you that we will become a “domestically-controlled” REIT as planned.

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The reduction of the tax rate on certain dividends from non-REIT C corporations may adversely affect us and our stockholders.

     The maximum tax rate on certain corporate dividends received by individuals through December 31, 2008 has been reduced to 15%. This change has reduced substantially the so-called “double taxation” (that is, taxation at both the corporate and shareholder levels) that had generally applied to non-REIT corporations but not to REITs. REIT dividends are not eligible for the new, lower income tax rates, except in certain circumstances where the dividends are attributable to income that has been subject to corporate-level tax. This legislation could cause individual investors to view stock in non-REIT corporations that pay dividends as more attractive than stock in REITs, which may negatively affect the value of our common stock. We cannot predict what effect, if any, the reduction in the tax rate on certain non-REIT dividends may have on the value of our stock, either in terms of price or relative to other potential investments.

Even if we qualify as a REIT, we are required to pay some taxes, which may result in less cash available for distribution to stockholders.

     Even if we qualify as a REIT for federal income tax purposes, we are required to pay some federal, state and local taxes on our income and property. We were a “C” corporation prior to our first REIT year in 2001 and we still own interests in appreciated assets that we held before the REIT conversion. If such appreciated property is sold within the ten-year period following the REIT conversion, or prior to January 1, 2011, we generally will be subject to tax at regular corporate rates on the built-in gain in that property at the time of the REIT conversion. The total amount of gain on which we can be taxed is limited to the excess of the aggregate fair market value of our assets on January 1, 2001 over the adjusted tax bases of those assets at that time. This tax could be material. As a result, we might decide to seek to avoid a taxable disposition prior to January 1, 2011, of any significant asset owned by us at the time of the REIT conversion. This could be true with respect to a particular disposition even if the potential disposition would have been advantageous if it were not for the potential tax liability. We are not, however, obligated to avoid dispositions of our built-in gain assets. We also may be subject to the “alternative minimum tax” under some circumstances. If we are subject to tax due to the sale of a built-in gain asset, as described above, or are subject to tax in certain other circumstances, a portion of the dividends paid by us to our stockholders who are taxed as individuals during the following year may be subject to tax at reduced capital gain rates, rather than at ordinary income rates.

     In addition, if we have net income from “prohibited transactions,” that income will be subject to a 100% federal tax. In general, prohibited transactions are sales or other dispositions of property held primarily for sale to customers in the ordinary course of business. The determination as to whether a particular sale is a prohibited transaction depends on the facts and circumstances related to that sale. While we undertake sales of assets if those assets become inconsistent with our long-term strategic or return objectives, we do not believe that those sales should be considered prohibited transactions. There can be no assurance, however, that the IRS would not contend otherwise. In addition, we may have to pay some state or local income taxes because not all states and localities treat REITs the same as they are treated for federal income tax purposes. Several of our corporate subsidiaries have elected to be treated as “taxable REIT subsidiaries” for federal income tax purposes. A taxable REIT subsidiary is a fully taxable corporation and is limited in its ability to deduct interest payments made to us. In addition, we will be subject to a 100% penalty tax on some payments that we receive if the economic arrangements among our tenants, our taxable REIT subsidiaries and us are not comparable to similar arrangements among unrelated parties. To the extent that we, or any taxable REIT subsidiary, are required to pay federal, state or local taxes, we will have less cash available for distribution to stockholders.”

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SCHEDULE B

TRIZEC CANADA INC.
AUDIT COMMITTEE CHARTER

A.	Purpose

The purpose of the Audit Committee is to assist the board of directors (the “Board of Directors”) of Trizec Canada Inc. (the “Corporation”) in (i) fulfilling its responsibilities to oversee the Corporation’s financial reporting process, including monitoring the integrity of the Corporation’s financial statements and other financial information provided by the Corporation to any governmental body or the public and the independence and performance of the Corporation’s external auditors, (ii) monitoring the Corporation’s financial reporting process and internal controls regarding finance, accounting, legal compliance, management of financial risks and ethics that management and the Board have established, (iii) monitoring the ownership and transfer of the Corporation’s shares for the purpose of ensuring that the Corporation achieves and preserves its status as a “mutual fund corporation” for purposes of the Income Tax Act (Canada), and (iv) reviewing and approving the calculation of Net Asset Value from time to time.

The Audit Committee’s responsibilities are those of monitoring and supervision and, in carrying out its responsibilities, the Audit Committee is not providing any expert or other special assurances as to the Corporation’s financial statements or as to the Corporation’s status as a “mutual fund corporation”. The Corporation’s executive management remains responsible for the preparation of the financial statements in accordance with generally accepted accounting principles and the Corporation’s independent auditors remain responsible for auditing those financial statements.

B.	Membership Requirements

The Audit Committee shall be comprised of that number of Directors as the Board of Directors shall determine from time to time, such numbers not to be less than three in accordance with the Corporation’s by-laws (the “By-Laws”) and in accordance with Multilateral Instrument 52-110 Audit Committees (“MI52-110”). The members of the Audit Committee, including the Chairman thereof, shall be appointed annually by the Board of Directors. If an appointment of members of the Committee is not made as prescribed, the members shall serve until they resign or their successors are appointed by the Board. Every member must be independent1 and financially literate2 (that is, able to read and understand a set of financial statements of breadth and complexity similar to the breadth and complexity of the issues expected to be raised by the Corporation’s financial statements).

The Board shall appoint one member as the Chairperson of the Committee.

C.	Authority

In discharging its oversight responsibilities, the Audit Committee shall have unrestricted access to the Corporation’s management, the external auditors, including private meetings, as necessary or appropriate, books and records and the authority to retain outside counsel, accountants or other consultants at the Audit Committee’s sole discretion. The Audit Committee shall have the authority to communicate directly with the external auditors, to obtain advice and assistance from outside legal, accounting or other advisors in its sole discretion, at the expense of the Corporation, and set the compensation for any advisors retained.

[1]	As defined in §1.2 of the amendments to MI 52-110 Audit Committees and §1.2 of the Amendment to Companion Policy 52-110CP to MI52-110.

[2]	As defined in §1.5 of MI52-110 (which has been re-numbered §1.6 in the amendments to MI 52-110) and §4.1 of the Companion Policy 52-110CP to MI52-110.

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D.	Responsibilities

The following are the general responsibilities of the Audit Committee and are set forth only for its guidance. The Audit Committee may assume such other responsibilities as it deems necessary or appropriate in carrying out its oversight functions. The Audit Committee shall:

1. Propose to the Board of Directors annually the independent auditors to be nominated for appointment by the shareholders, and fees for the independent auditors who shall be accountable to the Board of Directors and the Audit Committee;

2. Be directly responsible for overseeing the work of the external auditors engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the issuer, including the resolution of disagreements between management and the external auditors regarding financial reporting;

3. Review and, where appropriate, recommend for approval by the Board of Directors, the following:

(i)	audited annual financial statements in conjunction with the report of the external auditor;

(ii)	interim financial statements;

(iii)	annual and interim management’s discussion and analysis of financial conditions and results of operations;

(iv)	annual information form; and

(v)	all other audited or unaudited financial information contained in public disclosure documents (including, without limitation, any prospectus or other offering or public disclosure documents and financial statements required by regulatory authorities;

4. Review and approve earnings press releases and other press releases containing financial information (to ensure consistency of the disclosure to the financial statements);

5. Review and discuss with the independent auditors their independence and, where appropriate, recommend that the Board of Directors take appropriate action to satisfy itself as to the independence of the Corporation’s independent auditors.

6. Consider whether the provision of services by the independent auditors not related to the audit of the annual financial statement and the review of the interim financial statements for such year is compatible with maintaining the auditors’ independence and be responsible for pre-approving or establishing procedures for pre-approving all such non-audit services;

7. Satisfy itself that adequate procedures are in place for the review of disclosure of financial information extracted or derived from the Corporation’s financial statements (other than financial statements, MD&A and press releases which are dealt with elsewhere herein) and periodically assess the adequacy of those procedures.

8. In consultation with the independent auditors, review the integrity of the organization’s financial reporting processes, both internal and external. Consider the independent auditors’ judgement about the quality and appropriateness, not just the acceptability, of the Corporation’s accounting principles and financial disclosure practices, as applied in its financial reporting, particularly about the degree of aggressiveness or conservatism of its accounting principles and underlying estimates and whether those principles are common practices or are minority practices. Pay particular attention to complex and/or unusual transactions such as restructuring charges

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and derivative/ “off balance sheet” disclosures. Consider and approve, if appropriate, major changes to the Corporation’s accounting principles and practices as suggested by management with the concurrence of the independent auditors;

9. Review, with management, legal and regulatory compliance matters including corporate securities trading policies. Review and monitor the process/guidelines established by management with respect to transactions;

10. Review policies and procedures with respect to directors’ and officers’ expense accounts and management benefits;

11. Meet privately with the independent auditors to review the Corporation’s accounting practices, internal accounting controls and such other matters as the Audit Committee deems appropriate;

12. Establish procedures for the receipt, retention and treatment of complaints received by the Corporation about accounting, internal controls, disclosure controls or auditing matters and a procedure for the confidential, anonymous submission by employees of concerns regarding such matters;

13. Review and approve the issuer’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors;

14. Designate an appropriate officer (“Monitor”) who, with the assistance of such personnel as may be appropriate, shall monitor and enforce the ownership and transfer limitations and restrictions contained in the Corporations articles of incorporation, as amended, in order to ensure the Corporation’s continuing qualification as a “mutual fund corporation”;

15. Review and discuss with the Monitor the contents of information requested and/or received by the Monitor in accordance with the Corporation’s policies and procedures relating to the Corporation’s status as a mutual fund corporation (the “Policies and Procedures”);

16. Review and discuss with the Monitor any matter relating to ownership or transfer of the Corporation’s shares in violation of the Corporation’s Articles of Incorporation, as they may be amended from time to time, or any other matters of which the Monitor is required to inform the Audit Committee in accordance with the Policies and Procedures;

17. At least annually review the performance of the Monitor to ensure that the Monitor diligently performs his or her duties in accordance with the Polices and Procedures;

18. Periodically consider whether any changes to the Policies and Procedures may be appropriate;

19. Regularly report to the Board of Directors its conclusions with respect to the matters that the Audit Committee has considered; and

20. Review and reassess the adequacy of this Charter annually and submit any proposed changes to the Board of Directors for approval.

E.	Meetings

Subject to the By-Laws and resolutions of the Board of Directors, the Audit Committee shall meet at least four times annually, or more frequently as circumstances require, at such times as the Chairman of the Committee shall designate. The Audit Committee shall fix its own rules of procedure and a majority of the members serving

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shall constitute a quorum. The Audit Committee shall keep minutes of its meetings and all action taken shall be reported to the Board of Directors.

The Committee may invite from time to time such persons as it may see fit to attend its meetings and to take part in discussion and consideration of the affairs of the Committee. The Committee may require the auditors to attend any or all meetings and the auditors shall otherwise receive notice of and be entitled to attend any such meeting of the Committee at the Corporation’s expense.

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